As filed with the Securities and Exchange Commission on April 23, 1997

                                             Registration No. 333-
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                                    FORM S-6
                          Registration Statement Under
                           THE SECURITIES ACT OF 1933

                             ----------------------

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT G
                             (Exact name of trust)

                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                              (Name of depositor)

                               JOHN HANCOCK PLACE
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)

                              --------------------

                             RONALD J BOCAGE, ESQ.
                   JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                       JOHN HANCOCK PLACE, BOSTON, 02117
                (Name and complete address of agent for service)

                              --------------------

                                    Copy to:
                              GARY O. COHEN, ESQ.
                        Freedman, Levy, Kroll & Simonds
                         1050 Connecticut Avenue, N.W.
                            Washington, D.C.  20036

                              --------------------

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

An indefinite amount of the Registrant's securities has been registered pursuant to a declaration under Rule 24f-2, under the Investment Company Act of 1940, set out in a previously filed Form S-6 Registration Statement of Registrant and Registrant's Depositor (File No. 33-64366). Registrant filed its Rule 24f-2 Notice for the December 31, 1995 fiscal year on February 22, 1996.

Title and amount of securities being registered: interests under group flexible premium variable life policies.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS-REFERENCE TABLE

Form N-8B-2 Item                 Caption in Prospectus
----------------                 ---------------------

1, 2                             Cover, The Separate Account, The
                                 Funds, John Hancock

3                                Inapplicable

4                                Cover, Sale of Group Plans
                                 and Sales Commissions

5,6                              The Separate Account, The Funds,
                                 State Regulation

7, 8, 9                          Inapplicable

10(a),(b),(c),(d),(e)            Detailed Information About
                                 the Certificates

10(f)                            Voting Rights

10(g),(h)                        Changes that John Hancock
                                 Can Make

10(i)                            Detailed Information About
                                 the Certificates

11, 12                           Summary Information, The Separate Account,
                                 The Funds,

13 Summary Information, Charges Deducted from Cash Value or Subaccounts, State Premium Tax Charge and Federal DAC Tax Charge, Reduction of Charges

14, 15 Summary Information, Sale of Group Plans and Sales Commissions, Premiums,
                                 Allocation of Premiums

16                               The Separate Account, The Funds

17                               Summary Information, Full Surrender,
                                 Withdrawals, Loans

18                               The Separate Account, The Funds,
                                 Tax Treatment of Certificate Benefits,
                                 ERISA Considerations

19                               Reports

20                               Changes that John Hancock
                                 Can Make

21                               Loans

22                               Detailed Information About the Certificate

23                               Sale of Group Plans
                                 and Sales Commissions

24                               Not Applicable

25                               John Hancock

26                               Not Applicable

27,28,29,30                      John Hancock, Board
                                 of Directors and Executive
                                 Officers of John Hancock

31,32,33,34                      Not Applicable

35                               John Hancock

36,37                            Not Applicable

38,39,40,41(a)                   Sale of Group Plans and
                                 Sales Commissions, John Hancock, Summary
                                 Information, Charges Deducted from Cash Value or Subaccounts, State Premium Tax Charge and
                                 Federal DAC Tax Charge, Reduction of Charges

41(b)-(d), 42, 43                Not Applicable

44                               The Separate Account, The Funds,
                                 Detailed Information About the
                                 Certificates

45                               Not Applicable

46                               The Separate Account, The Funds,
                                 Detailed Information About the
                                 Certificates

47                               Not Applicable

48,49,50                         Not Applicable

51                               Cover, John Hancock, Detailed Information
                                 About the Certificates

52                               The Separate Account, The Funds,
                                 Changes that John Hancock
                                 Can Make

53,54,55                         Not Applicable

56,57,58,59                      Not Applicable

                  JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                  JOHN HANCOCK MUTUAL VARIABLE LIFE ACCOUNT G
               GROUP VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                             200 CLARENDON STREET
                              JOHN HANCOCK PLACE
                         BOSTON, MASSACHUSETTS  02117

                           TELEPHONE 1-800-XXX-XXXX
                               FAX XXX-XXX-XXXX

                       PROSPECTUS DATED AUGUST XX, 1998


    This prospectus describes Group Variable Universal Life Insurance Policies ("Group Policies") offered by John Hancock Mutual Life Insurance Company ("John Hancock") which are designed for use in group-sponsored insurance programs.

    The Group Policies and Certificates provide life insurance protection with flexible premium payments and a choice of underlying investment options. The Death Benefit and Cash Surrender Value of a Certificate will vary daily with the performance of the investment options selected, but the Death Benefit will not be less than the Face Amount of the Certificate. Surrenders, withdrawals, and loans are available, although certain requirements and limitations apply.

    Group Policies may be issued to employers, associations, unions, trusts in which employers participate, or other sponsoring organizations. Each Eligible Group Member or "eligible applicant owner" (as defined under "APPLICANT OWNER PROVISION") who elects to obtain coverage under the Group Policy ("Participant") will receive a Certificate describing the coverage. Certain Group Plans may also permit a Participant to apply for separate insurance coverage for his or her dependents.

    The Cash Value of the Certificates will vary with the investment experience of the John Hancock Variable Life Account G (the "Separate Account"). The Separate Account is composed of multiple variable investment divisions (each, a "Subaccount"). The assets of each Subaccount may be invested in a corresponding Portfolio of the John Hancock Variable Series Trust I (the "Series Trust") or in certain other mutual funds available to insurance company separate accounts (collectively with the Portfolios, the "Funds.") Each Group Policyholder will be permitted to select those Funds to be made available to Participants, according to certain limitations imposed by John Hancock. Each

Participant will then be allowed to direct premium payments to (i) any of the Subaccounts corresponding to the selected Funds or (ii) the Fixed Account, an investment option under which John Hancock guarantees an effective annual interest rate of at least 4%.

    The Funds in which the Separate Account may invest are briefly described under "THE FUNDS." In addition, prospectuses for the Series Trust and for any Funds that are not a Portfolio of the Series Trust are attached to this Prospectus and describe in detail the investment objectives and policies of the Portfolios and the other Funds, if any, and the risks of investing in them.

    As in the case of other life insurance policies, it may not be advantageous to purchase group variable universal life insurance as a replacement for an existing individual life insurance policy or in addition to an existing individual variable universal life insurance policy.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. IT IS NOT VALID UNLESS ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH FUND AVAILABLE TO THE PARTICIPANT WHEN THIS PROSPECTUS IS DELIVERED.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

A FORM OF THE CERTIFICATE TO BE ISSUED UNDER THE APPLICABLE GROUP PLAN CAN BE OBTAINED BY CALLING 1-800-XXX-XXXX.

                               TABLE OF CONTENTS

PAGE

SPECIAL TERMS........................................................................ 5

SUMMARY INFORMATION.................................................................. 8

JOHN HANCOCK, THE SEPARATE ACCOUNT, AND INVESTMENT OPTIONS...........................15
    JOHN HANCOCK.....................................................................15
    THE SEPARATE ACCOUNT.............................................................15
    THE FUNDS........................................................................16
    THE FIXED ACCOUNT................................................................20
DETAILED INFORMATION ABOUT THE CERTIFICATES..........................................21
    ELIGIBILITY......................................................................21
    ISSUANCE OF A CERTIFICATE........................................................22
    APPLICANT OWNER PREMIUMS.........................................................22
    PROCEDURES.......................................................................23
    PREMIUMS.........................................................................24
    EFFECTIVE DATE OF INSURANCE......................................................24
    ALLOCATION OF PREMIUMS...........................................................25
    TRANSFERS........................................................................26
    DOLLAR COST AVERAGING............................................................26
    DEATH BENEFITS...................................................................27
    CHANGES IN FACE  AMOUNT..........................................................29
    CHARGES DEDUCTED FROM CASH VALUE OR SUBACCOUNTS..................................29
    STATE PREMIUM TAX CHARGE AND FEDERAL DAC TAX CHARGE..............................32
    REDUCTION OF CHARGES.............................................................32
    DIVIDENDS........................................................................32
    CASH SURRENDER VALUE.............................................................33
    FULL SURRENDER...................................................................33
    ELECTION OF PAID-UP INSURANCE....................................................34
    WITHDRAWALS......................................................................34
    LOANS............................................................................35
    TELEPHONE TRANSACTIONS...........................................................37
    LAPSE............................................................................38
    TERMINATION OF GROUP PLAN........................................................38
    PARTICIPANTS WHO ARE NO LONGER ELIGIBLE GROUP MEMBERS............................39
    OPTIONS ON TERMINATION OF COVERAGE...............................................39
    REINSTATEMENT....................................................................41
    TAX TREATMENT OF CERTIFICATE BENEFITS............................................41
    ERISA CONSIDERATIONS.............................................................45
    WHEN PROCEEDS ARE PAID...........................................................47
    BENEFICIARY......................................................................47
    INCONTESTABILITY.................................................................48

    MISSTATEMENTS....................................................................48
    SUICIDE EXCLUSION................................................................48
    ASSIGNMENT.......................................................................49
    VOTING RIGHTS....................................................................49
    CHANGES THAT JOHN HANCOCK CAN MAKE...............................................50
    ADDITIONAL INSURANCE BENEFITS....................................................51
    REPORTS..........................................................................52
    SALE OF GROUP PLANS AND SALES COMMISSIONS........................................53
    LEGAL MATTERS....................................................................53
    STATE REGULATION.................................................................54
    EXPERTS..........................................................................54

BOARD OF DIRECTORS AND  EXECUTIVE OFFICERS OF JOHN HANCOCK...........................55

FINANCIAL STATEMENTS OF JOHN HANCOCK.................................................57

HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS AND CASH SURRENDER VALUES...............89


THE GROUP POLICY AND CERTIFICATE ARE NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. JOHN HANCOCK DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATION REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS OR ANY SUPPLEMENT THERETO OR ANY STATEMENT OF ADDITIONAL INFORMATION OR ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY JOHN HANCOCK.

                                 SPECIAL TERMS


ALLOCATION - The manner in which a Participant divides his or her net premium payments among the various investment options. The minimum percentage that a Participant may allocate to any investment option is 5%.

AGE - A person's age as defined in the Certificate.

BENEFICIARY - The person or persons chosen to receive any benefit payable because of death.

BILLING MONTH - means (i) the period of time that begins on the Plan Effective Date and extends to the corresponding date in the next calendar month and (ii) each succeeding one month period that begins on such corresponding date of the month. However, during Continuation Coverage "Billing Month" means each calendar month.

CASH VALUE - On any date, the amount equal to the sum of the amounts under that Certificate allocated to (1) the Subaccounts, (2) the Fixed Account, and (3) the Loan Account.

CASH SURRENDER VALUE - The amount payable to the Participant upon surrender of the Certificate. The Cash Surrender Value is equal to the Participant's Cash Value on the date of surrender less any Certificate Debt, any outstanding charges, and any applicable transaction charge.

CERTIFICATE - A document issued to a Participant setting forth or summarizing the Participant's rights and benefits under the Group Plan.

CERTIFICATE ANNIVERSARY - The same date each year as the Certificate Date.

CERTIFICATE DATE - The effective date of coverage under a Certificate.

CERTIFICATE DEBT - The principal amount of any outstanding loans to the Participant under his or her Certificate plus any unpaid interest charged on the loan that has not yet been added to principal and minus any unearned interest that has been added to principal.

CERTIFICATE YEAR - The year from the Certificate Date to the first Certificate Anniversary or from one Certificate Anniversary to the next.

CONTINUATION COVERAGE. - Coverage provided under a Certificate pursuant to a continuation right in those circumstances described herein under "TERMINATION OF GROUP PLAN" and "PARTICIPANTS WHO ARE NO LONGER ELIGIBLE GROUP MEMBERS".

COVERED PERSON - The person whose life is insured under any given Certificate. The Covered Person is generally the Participant. Some Group Plans may permit a Participant to apply for insurance under a separate Certificate naming the Participant's spouse as the Covered Person

DEATH BENEFIT - An amount equal to the Face Amount of the Participant's Certificate plus the Cash Value as of the date of death less any Certificate Debt, any outstanding charges and any amounts paid under an Accelerated Death Benefit provision. See "ADDITIONAL INSURANCE BENEFITS."

DIVIDEND - A portion of John Hancock's divisible surplus attributable to the Group Plan that may be credited to the Group Plan as determined annually by John Hancock's Board of Directors.

ELIGIBLE GROUP MEMBERS - The persons specified in the Group Plan as eligible to apply for insurance protection under the Group Plan.

EVIDENCE OF INSURABILITY - Proof that the Covered Person is insurable in accordance with John Hancock's underwriting rules then in effect.

FACE AMOUNT - The amount of life insurance specified as such in a Participant's Certificate. At age 95, the Face Amount reduces to zero.

FIXED ACCOUNT - An investment option under which John Hancock guarantees that interest will be added to the amount deposited at a rate declared periodically in advance.

FUNDS - The Series Trust Portfolios and other mutual funds in which the Separate Account invests.

GROUP PLAN - Either (i) a particular plan of benefits that is provided under a Group Policy issued to a multiple employer trust or other sponsoring organization and that is defined in a joinder agreement executed by a participating employer, union, or other entity, or (ii) a Group Policy under which only one plan of benefits is provided.

GROUP POLICY - A Group Variable Universal Life Insurance Policy issued to a Group Policyholder by John Hancock.

GROUP POLICYHOLDER - The employer, association, sponsoring organization or trust that is issued a Group Policy. In the case of a Group Policy that contains multiple Group Plans, the rights and obligations of a Group Policyholder as described throughout this prospectus shall be exercised by the participating employer, union, or other entity that executes the joinder agreement.

INTERNAL REVENUE CODE or CODE - The Federal Internal Revenue Code of 1986, as amended.

JOHN HANCOCK SERVICING OFFICE - The office that performs certain administrative services on behalf of John Hancock in connection with a Group Policy. Its location is specified in the Certificate.

LOAN ACCOUNT - An account within John Hancock's general account to which an amount equal to the principal amount of any loan is transferred from the Separate Account and/or the Fixed Account and which is adjusted for interest earned on the Loan Account.

LOAN VALUE - The amount that a Participant may borrow at any given time under his or her Certificate. The Loan Value at any time is determined by subtracting from the Cash Value any Certificate Debt and any outstanding charges.

MONTHLY DEDUCTION - For any given month, an amount equal to the sum of the following charges for that month: the Maintenance Charge, the Insurance Charge, and the Charge for any Additional Insurance Benefits.

NET PREMIUM - A Participant's premium payment minus any applicable charges attributable to premiums. Net Premiums are the amounts available for allocation to the Subaccounts and/or the Fixed Account.

PARTICIPANT - An Eligible Group Member or "eligible applicant owner" under a Group Plan who obtains insurance under the Group Policy. The Participant will be the person entitled to exercise all rights under a Certificate, regardless of whether the Covered Person under the Certificate is the Participant or his or her spouse. References to rights that a Participant may exercise under a Certificate shall include exercise of such rights by any person to whom the Participant has validly assigned such rights.

PLAN ANNIVERSARY - Each anniversary of the Plan Effective Date.

PLAN EFFECTIVE DATE - The effective date of (1) a Group Policy under which only one plan of benefits is provided or (2) the joinder agreement executed by a participating employer, union or other entity under a Group Policy issued to a multiple employer trust or other sponsoring organization.

VALUATION DATE - Each day on which the New York Stock Exchange is open for trading and on which the Funds valuetheir shares.

VALUATION PERIOD - The period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

                              SUMMARY INFORMATION

    The following section provides brief answers to some common questions about the more significant features of the Group Policies and Certificates. More detailed information is provided in the subsequent sections of this prospectus and in the Group Policies and Certificates themselves.


WHAT IS GROUP VARIABLE UNIVERSAL LIFE INSURANCE?

    Group Variable Universal Life Insurance is insurance coverage, issued by an insurance company to an employer or other sponsoring entity, under which eligible members of the group (i) can obtain life insurance protection for themselves and, under some Group Plans, their dependents as well, and (ii) have the ability to build cash value through investment options that are made available under the Group Variable Universal Life Insurance Policy. Eligible Group Members who obtain such insurance receive a Certificate describing their coverage. Group Variable Universal Life Insurance Certificates provide for a Death Benefit and a Cash Value. Both the Death Benefit and the Cash Value of a Certificate will vary daily with the performance of the variable investment options chosen by the Participant.


WHO IS THE ISSUER OF THE GROUP POLICIES AND CERTIFICATES?

John Hancock Mutual Life Insurance Company is the issuer of the Group Policies and Certificates. John Hancock is a mutual life insurance company that was chartered in Massachusetts in 1862. Its Home Office is at 200 Clarendon Street, Boston, Massachusetts 02117. John Hancock is authorized to transact business in all states of the United States, the District of Columbia and Puerto Rico. Its assets are approximately $59 billion.


WHAT PREMIUMS MUST BE PAID?

    A Participant generally has flexibility to select the frequency and amount of premium payments, and the insurance will remain in force as long as the Cash Value less any Certificate Debt and any outstanding charges is sufficient to pay the monthly charges under the Certificate when due. There may be an initial minimum premium required to enroll as a Participant. If there are not sufficient funds to pay the monthly charges when due, and the Participant fails to make the minimum required premium payment during the grace period, the Participant's insurance will lapse. See "PREMIUMS" and "LAPSE."

HOW IS THE DEATH BENEFIT UNDER A CERTIFICATE COMPUTED?

    A Participant will choose a Face Amount of insurance for his or her Certificate, within certain limits. The Death Benefit will be that Face Amount plus the Participant's Cash Value as of the date of death less any Certificate
Debt and any outstanding charges.   The Cash Value will vary daily to reflect
the investment performance of the selected option(s) and the deduction of charges by John Hancock. See "DEATH BENEFITS."


CAN A PARTICIPANT ADJUST THE CERTIFICATE'S FACE AMOUNT?

    Some Group Plans may allow Participants to elect to increase the Face Amount of their insurance at certain times. Other Group Plans may provide for increasing Face Amounts based on factors such as salary increases. In either case, additional evidence of insurability may be required. An increase in the Face Amount will result in higher insurance charges. SEE "CHANGES IN FACE AMOUNT." Some Group Plans may also permit Participants to decrease the Face Amount of their insurance at certain times. In no event, however, may the Face Amount be decreased below $10,000 or below the minimum amount required to maintain life insurance status under the Federal tax laws. See "TAX TREATMENT OF CERTIFICATE BENEFITS."


WHAT INVESTMENT OPTIONS ARE AVAILABLE?

    The Participant may allocate the Net Premiums paid under the Certificate among the Fixed Account and various investment divisions of the Separate Account. The Separate Account is currently composed of multiple Subaccounts, each of which invests in a single corresponding Fund. A Group Policyholder will select the number of such Funds to be made available to the Participants according to certain limitations imposed by John Hancock. Each Participant will then be allowed to direct premium payments to the Fixed Account or to any of the Subaccounts corresponding to the selected Funds.

    The following chart shows each of the Funds, their investment managers, and their Fund expenses. The figures in the chart are expressed as a percentage of each Fund's average daily net assets. The figures reflect the investment management fees currently payable and the 1997 other fund expenses allocated to the Funds (except that other fund expenses for the Small/Mid Cap CORE, Global Equity, Emerging Markets Equity, Bond Index, and High Yield Bond Funds are based upon estimates for the current fiscal year).

FUND AND                                 INVESTMENT       OTHER FUND       TOTAL FUND         OTHER FUND EXPENSES
SUB-INVESTMENT                           MANAGEMENT FEE   EXPENSES         OPERATING          ABSENT REIMBURSEMENT*
ADVISER                                                                    EXPENSES
MANAGED                                  0.33%            0.04%            0.37%              0.04%
 John Hancock Advisers,
 Inc.
GROWTH & INCOME                          0.25%            0.03%            0.28%              0.03%
 Independence Investment
 Associates, Inc.
EQUITY INDEX                             0.00%            0.00%            0.00%              0.40%
 State Street Bank &
 Trust Company
LARGE CAP VALUE                          0.75%            0.25%            1.00%              0.31%
 T. Rowe Price
 Associates, Inc.
LARGE CAP GROWTH                         0.39%            0.05%            0.44%              0.05%
 Independence Investment
 Associates, Inc.
MID CAP VALUE                            0.80%            0.25%            1.05%              0.34%
 Neuberger & Berman
 Management, LLC
MID CAP GROWTH                           0.85%            0.25%            1.10%              0.57%
 Janus Capital Corporation
DIVERSIFIED MID-CAP GROWTH               0.75%            0.10%            0.85%              0.10%
 John Hancock Advisers,
 Inc.
REAL ESTATE EQUITY                       0.60%            0.09%            0.69%              0.09%
 Independence Investment
 Associates, Inc.
SMALL/MID CAP CORE                       0.80%            0.25%            1.05%               N/A
 Goldman Sachs
 Asset Management
SMALL CAP VALUE                          0.80%            0.25%            1.05%              0.50%
 INVESCO Management &
 Research, Inc.
SMALL CAP GROWTH                         0.75%            0.25%            1.00%              0.37%
 John Hancock Advisers,
 Inc.

GLOBAL EQUITY                            0.90%            0.25%            1.15%                     N/A
 Scudder Kemper
 Investments, Inc.
INTERNATIONAL BALANCED                   0.85%            0.25%            1.10%                    0.71%
 Brinson Partners, Inc.

INTERNATIONAL                            0.18%            0.19%            0.37%                     N/A
EQUITY INDEX
 Independence International
 Associates, Inc.
INTERNATIONAL                            0.97%            0.25%            1.22%                    0.60%
OPPORTUNITIES
 Rowe Price-Fleming,
 International, Inc.
EMERGING MARKETS                         1.30%            0.25%            1.55%                     N/A
EQUITY
 Montgomery Asset
 Management, LLC
SHORT-TERM BOND                          0.36%            0.21%            0.57%                    0.21%
 Independence Investment
 Associates, Inc.
BOND INDEX                               0.15%            0.25%            0.40%                     N/A
 Mellon Bond
 Associates
SOVEREIGN BOND                           0.25%            0.06%            0.31%                    0.06%
 John Hancock Advisers,
 Inc.
STRATEGIC BOND                           0.75%            0.25%            1.00%                    0.57%
 J.P. Morgan Investment
 Management, Inc.
HIGH YIELD BOND                          0.65%            0.25%            0.90%                     N/A
 Wellington Management
 Company, LLC
MONEY MARKET                             0.25%            0.08%            0.33%                    0.08%
 John Hancock Mutual Life
 Insurance Company

    * John Hancock reimburses a Portfolio of the Series Trust when the Portfolio's other fund expenses exceed 0.25% of the Portfolio's average daily net assets.

    The above Funds are described under "THE FUNDS." In addition, the prospectus(es) for the Funds, which are attached and accompany this Prospectus, describe in detail the investment objectives and policies of the Funds, the risks of investing in them, and the investment management fee charged for each of them. For more information about the Fixed Account, see "THE FIXED ACCOUNT."

    John Hancock will notify affected Participants concerning a material change in a Fund's investment objective. As discussed more fully under "SUBSTITUTION OF FUND SHARES" under "THE FUNDS," John Hancock may seek to substitute the shares of a different mutual fund for shares of a Fund and would notify Group Policyholders and Participants of any such substitution. Changes that John Hancock may make to the Group Policies or the Certificates are detailed in those documents.

    In selecting the Funds to make available to the Participants, the Group Policyholder may wish to consult with an independent investment adviser. The Funds available to a particular Participant are identified in the supplement to this Prospectus.


HOW ARE THE NET PREMIUMS ALLOCATED?

    In the enrollment form, the Participant determines what portions, if any, of Net Premiums are to be allocated to the Subaccounts and/or the Fixed Account. The Participant may change allocations of future Net Premiums at any time by notifying John Hancock as provided under "ALLOCATION OF PREMIUMS." Subject to certain limitations, the Participant may also transfer amounts among the Subaccounts or between the Subaccounts and the Fixed Account. See "TRANSFERS." A Participant may also elect to participate in the Dollar Cost Averaging program. See "DOLLAR COST AVERAGING."


DO CERTIFICATES PROVIDE PARTICIPANTS WITH CHOICE AND FLEXIBILITY IN ADDRESSING A RANGE OF DIFFERENT INSURANCE PROTECTION AND INVESTMENT OBJECTIVES?

    Because the Cash Value of a Participant's insurance will vary with the investment experience of the investment options, a Certificate provides an opportunity for the Cash Value to appreciate more than it would under comparable insurance without variable investment options. It is also possible, however, for the Cash Value to decrease if the investment experience of the selected investment option(s) is unfavorable. The variable investment options vary in their risks, and Participants can choose to direct a portion of their Cash Value to more aggressive or more conservative variable investment options as their personal circumstances and investment objectives may dictate over time.

    Participants who prefer to avoid or reduce the risks involved in any of the variable options may elect to allocate all or a portion of Net Premiums to the Fixed Account. John Hancock guarantees that the part of the Cash Value allocated to this option will accrue interest daily at a rate that John Hancock declares periodically. Although this rate will change from time to time, it will not be less than an effective annual rate of 4%. See "THE FIXED ACCOUNT."

    In short, the Certificate's investment options and premium flexibility can be used to meet the changing needs of Participants over time.

WHAT CHARGES ARE ASSESSED IN CONNECTION WITH THE CERTIFICATES?

  Premium Tax Charges.  Charges are deducted from each premium payment to fund
  -------------------
the cost of state premium taxes and the Federal deferred acquisition cost, or "DAC," tax. The state premium tax portion will not exceed 5% of each payment. The DAC tax portion is currently 0.35% of each payment. See "STATE PREMIUM TAX CHARGE AND FEDERAL DAC TAX CHARGE."

  Charges deducted from Cash Value.  The following charges are deducted from
  ---------------------------------
Cash Value: (i) a Maintenance Charge (a monthly charge for providing administrative services) not to exceed $5; (ii) an Insurance Charge (a monthly charge for providing insurance coverage, based upon the Face Amount, John Hancock's then current monthly insurance rates, and the age and risk classifications of the Covered Person); (iii) a Transaction Charge (a charge of up to $25 assessed under certain Group Plans upon each surrender or withdrawal); and (iv) a Charge for Additional Insurance Benefits (a monthly charge for purchasing any Additional Insurance Benefits by rider). See "CHARGES DEDUCTED FROM CASH VALUE OR SUBACCOUNTS."

    Charges deducted from the Subaccounts.  A Mortality and Expense Risk Charge
    -------------------------------------
is deducted daily from the assets of the Subaccounts at a maximum effective
annual rate of 0.90% of the assets of each Subaccount.  See    "CHARGES DEDUCTED
FROM CASH VALUE OR SUBACCOUNTS."


IS THERE A CHARGE AGAINST THE SEPARATE ACCOUNT FOR FEDERAL INCOME TAX?

     Currently, no charge is made against the Separate Account or any Subaccount for Federal income taxes, but if, in the future, John Hancock incurs, or expects to incur, income taxes attributable to the Separate Account, any Subaccount, or this class of Group Policies, it reserves the right to impose such a charge.


WHAT WITHDRAWAL OR LOAN RIGHTS DO PARTICIPANTS HAVE?

     At any time while a Certificate is in effect, a Participant may elect to surrender his or her insurance and receive its Cash Surrender Value. A Participant may also request a withdrawal from the Cash Value. See "FULL SURRENDER" and "WITHDRAWALS." Certificates under certain Group Plans may be subject to a transaction charge of up to $25 for surrenders and/or withdrawals. Surrenders and withdrawals may have certain tax consequences.

     A Participant may borrow a total amount up to the Loan Value of his or her Certificate. The Loan Value of a Certificate at any time is determined by subtracting from the Cash Value any Certificate Debt, any outstanding charges and the amount of the next month's Monthly Deduction. When a loan is taken, an amount equal to the loan is transferred from the investment options to a Loan Account that remains part of the Cash Value. This Loan Account earns interest at an effective annual rate that is up to 2% less than the interest charged on the loan. Any Certificate Debt and any outstanding charges will be deducted from proceeds payable at the Insured's death or upon surrender. See "LOANS."


IS THERE A SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK" PERIOD?

     Generally, if a Participant returns the Certificate and such Certificate is received at the John Hancock Servicing Office within 30 days after the Participant received his or her Certificate, the Participant will receive a refund of all premium payments made, with no adjustment for investment experience . Some states allow a longer period of time during which a Certificate may be returned for a refund and some states require a refund of all premium payments made, plus or minus any change in the value of the invested portion of the premiums due to investment experience through the date the Certificate is returned. A refund can be requested by mailing or delivering the Certificate to John Hancock (or its designated agent) at the address specified on the cover of this Prospectus. A refund of premiums paid by check may be delayed until the check clears the bank upon which it is drawn. Any refund will be reduced by withdrawals and Certificate Debt.

     Premium payments received on or after the Certificate Date and prior to the expiration of the "free look" period will be invested in the Series Trust Money Market Portfolio until the end of the Valuation Date next following the expiration of the "free look" period. John Hancock reserves the right to limit contributions during the "free look" period.


HOW IS A PARTICIPANT'S INSURANCE AFFECTED IF HE OR SHE IS NO LONGER A MEMBER OF THE GROUP?

      Depending on the terms of the particular Group Plan, a Participant may be able to elect to continue the insurance provided by the Group Plan if he or she ceases to be an Eligible Group Member (or, where the Participant is an "eligible applicant owner", if the Covered Person ceases to be an Eligible Group Member). Certificates continued in this fashion may be subject to higher charges up to the maximum charges set forth in the Certificate. A Participant may also elect to surrender the insurance for its Cash Surrender Value, use the Cash Surrender Value of the insurance to purchase paid-up insurance, or convert the insurance to an individual life insurance policy. See "OPTIONS ON TERMINATION OF COVERAGE."

WHAT IS THE FEDERAL INCOME TAX STATUS OF AMOUNTS RECEIVED UNDER A CERTIFICATE?

      The benefits under the Certificates described in this Prospectus are expected to receive the same tax treatment under the Internal Revenue Code as benefits under traditional fixed-benefit life insurance policies. Thus, the death benefits payable under the Group Policies will not be included in the beneficiary's gross income. Also, the Participant is not taxed on interest and gains under the Group Policies unless and until values are actually received through withdrawal, surrender, or other distributions.

      Under Federal tax law, distributions from Certificates on which premiums greater than a "7-pay" premium limit (as defined in the law) have been paid, will be subject to special taxation. See "TAX TREATMENT OF CERTIFICATE BENEFITS" for a discussion of how the "7-pay" premium limit may be exceeded under a Certificate. A distribution on such a Certificate (called a "modified endowment") will be taxed to the extent there is any income (gain) to the owner and an additional penalty tax may be imposed on the taxable amount.


                      JOHN HANCOCK, THE SEPARATE ACCOUNT,
                            AND INVESTMENT OPTIONS

JOHN HANCOCK

    John Hancock is a mutual life insurance company chartered in Massachusetts in 1862. Its Home Office is at 200 Clarendon Street, Boston, Massachusetts 02117. It conducts a conventional life insurance business in all of the United States, the District of Columbia and Puerto Rico. John Hancock sells insurance policies and annuity contracts directly to customers or through a career agency system, broker/dealers, employer groups, unions, trusts, or banks.

THE SEPARATE ACCOUNT

    The Separate Account, a separate account established under Massachusetts law, meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act").

    The Separate Account's assets are the property of John Hancock. Each Group Policy provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Group Policy shall not be chargeable with liabilities arising out of any other business John Hancock may conduct. In addition to the assets attributable to variable life policies, the Separate Account's assets include assets derived from charges made by John Hancock. From time to time these additional assets may be transferred in cash by John Hancock to its general account. Before making any such transfer, John Hancock will consider any possible adverse impact the transfer might have on any Subaccount.

    The Separate Account is registered with the Securities and Exchange Commission (the "Commission") under the 1940 Act. Such registration does not involve supervision by the Commission of the management or policies of the Separate Account or John Hancock.

    The assets in each Subaccount are invested in the corresponding Fund, but the assets of one Subaccount are not necessarily legally insulated from liabilities associated with another Subaccount. New Subaccounts may be added or existing Subaccounts may be deleted as new Funds are added or deleted.

THE FUNDS

    Set out below is a list of each Fund, its investment objectives, and its investment adviser.

    THE SERIES TRUST

    The Series Trust is "series" type of mutual fund registered with the Commission under the 1940 Act as an open-end diversified management investment company. It serves as an investment medium for the Separate Account and other unit investment trust separate accounts established for other variable insurance policies and variable annuity contracts. (See the attached Series Trust Prospectus for a description of a need to monitor for possible conflicts and other consequences.) The Series Trust is currently made up of the following
Portfolios:

    Growth & Income Portfolio.  The investment objective of this Portfolio is to
    --------------------------
achieve intermediate and long-term growth of capital, with income as a secondary consideration. This objective will be pursued by investments principally in common stocks (and securities convertible into or with rights to purchase common stocks) of companies believed to offer growth potential over both the intermediate and long-term.

    Large Cap Growth Portfolio.  The investment objective of this Portfolio is
    --------------------------
to achieve above-average capital appreciation through the ownership of common stocks (and securities convertible into or with rights to purchase common stocks) of companies believed to offer above-average capital appreciation opportunities. Current income is not an objective of the Portfolio.

    Sovereign Bond Portfolio.  The investment objective of this Portfolio is to
    -------------------------
provide as high a level of long-term total rate of return as is consistent with prudent investment risk, through investment primarily in a diversified portfolio of freely marketable debt securities. Total rate of return consists of current income, including interest and discount accruals, and capital appreciation.

    Money Market Portfolio.  The investment objective of this Portfolio is to
    ----------------------
provide maximum current income consistent with capital preservation and liquidity. It seeks to achieve this objective by investing in a managed portfolio of high quality money market instruments.

    Managed Portfolio.  The investment objective of this Portfolio is to achieve
    -----------------
maximum long-term total return consistent with prudent investment risk. Investments will be made in common stocks, convertibles and other equity investments, in bonds and other fixed income securities and in money market instruments.

    Real Estate Equity Portfolio.  The investment objective of this Portfolio is
    ----------------------------
to provide above-average income and long-term growth of capital by investment principally in equity securities of companies in the real estate and related industries.

    Diversified Mid Cap Growth Portfolio.  The investment objective of this
    ------------------------------------
Portfolio is to provide long-term growth of capital through a diversified portfolio investing primarily in common stocks of medium capitalization growth companies.

    Short-Term Bond Portfolio.  The investment objective of this Portfolio is to
    -------------------------
provide a high level of current income consistent with a low degree of share price fluctuation through investment primarily in a diversified portfolio of short-term and intermediate-term investment-grade debt obligations.

    Equity Index Portfolio:  The investment objective of this Portfolio is to
    ----------------------
provide investment results that correspond to the total return of the U.S. market as represented by the S&P 500 utilizing common stocks that are publicly traded in the United States.

    Large Cap Value Portfolio:  The investment objective of this Portfolio is to
    --------------------------
provide substantial dividend income, as well as long-term capital appreciation, through investment in the common stocks of established companies believed to offer favorable prospects for increasing dividends and capital appreciation.

    Mid Cap Growth Portfolio:  The investment objective of this Portfolio is to
    ------------------------
provide long-term growth of capital through a non-diversified portfolio investing largely in common stocks of medium capitalization companies.

    Mid Cap Value Portfolio:  The investment objective of this Portfolio is to
    -----------------------
provide long-term growth of capital primarily through investment in the common stocks of medium capitalization companies believed to sell at a discount to their intrinsic value.

    Small Cap Growth Portfolio:  The investment objective of this Portfolio is
    --------------------------
to provide long-term growth of capital through a diversified portfolio investing primarily in common stocks of small capitalization emerging growth companies.

    Small Cap Value Portfolio:  The investment objective of this Portfolio is to
    -------------------------
provide long-term growth of capital by investing in a well diversified portfolio of equity securities of small capitalization companies exhibiting value characteristics.

    Small/Mid Cap CORE Portfolio:  The investment objective of this Portfolio is
    ----------------------------
to achieve long-term growth of capital through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2500 Index at the time of investment.

    Strategic Bond Portfolio:  The investment objective of this Portfolio is to
    ------------------------
provide a high total return consistent with moderate risk of capital and maintenance of liquidity, from a portfolio of domestic and international fixed income securities.

    High Yield Bond Portfolio:  The investment objective of this Portfolio is to
    -------------------------
provide high current income and capital appreciation with capital preservation through investing primarily in high yield (below investment grade) debt securities.

     Bond Index Portfolio:  The investment objective of this Portfolio is to
     --------------------
provide investment results that correspond to the total return and risk characteristics of the U.S. investment grade fixed income market, as represented by a Lehman Brothers bond index that tracks the performance of investment grade debt securities.

     Global Equity Portfolio:  The investment objective of this Portfolio is to
     -----------------------
achieve long-term growth of capital through a diversified portfolio of marketable securities, primarily equity securities, of both U.S. and foreign issuers.

    International Equity Index Portfolio:  The investment objective of this
    ------------------------------------
Portfolio is to provide investment results that correspond to the total return of the major developed international (non-U.S.) equity markets, as represented by the MSCI AEFE GDP Index.

    Emerging Markets Equity Portfolio:  The investment objective of this
    ---------------------------------
Portfolio is to achieve capital appreciation by investing primarily in equity securities of companies in countries having economies and markets generally considered by the World Bank or the United Nations to be emerging or developing.

    International Opportunities Portfolio:  The investment objective of this
    --------------------------------------
Portfolio is to provide capital appreciation through investment in common stocks of primarily well-established, non-United States companies.

    International Balanced Portfolio:  The investment objective of this
    --------------------------------
Portfolio is to maximize total U.S. dollar return, consisting of capital appreciation and current income, through investment in non-U.S. equity and fixed income securities.

    John Hancock acts as the investment adviser for the Portfolios described above. John Hancock's indirectly owned subsidiary, Independence Investment Associates, Inc., with its principal place of business at 53 State Street, Boston, MA 02109, provides sub-investment advice with respect to the Growth & Income, Large Cap Growth, Managed, Real Estate Equity and Short-Term Bond Portfolios. Another indirectly owned subsidiary, John Hancock Advisers, Inc., located at 101 Huntington Avenue, Boston, MA 02199, provides sub-investment advice with respect to the Sovereign Bond, Small Cap Growth, and Diversified Mid-Cap Growth Portfolios

    T. Rowe Price Associates, Inc., located at 100 East Pratt St., Baltimore, MD 21202, provides sub-investment advice with respect to the Large Cap Value Portfolio and its subsidiary, Rowe Price-Fleming International Inc., also located at 100 East Pratt St., Baltimore, MD 21202, provides sub-investment advice with respect to the International Opportunities Portfolio.

    State Street Bank & Trust, N.A., at Two International Place, Boston, MA 02110, is sub-investment adviser to the Equity Index Portfolio. INVESCO

Management and Research located at 101 Federal Street, Boston, MA 02110, is the sub-investment adviser to the Small Cap Value Portfolio. Janus Capital Corporation, with its principal place of business at 100 Filmore Street, Denver, CO 80206, is the sub-investment adviser to the Mid Cap Growth Portfolio. Neuberger & Berman, LLC, of 605 Third Avenue, New York, NY 10158, provides sub-investment advice to the Mid Cap Value Portfolio. J.P. Morgan Investment Management, Inc., located at 522 Fifth Avenue, New York, NY 10036, provides sub-investment advice with respect to the Strategic Bond Portfolio and Brinson Partners, Inc., of 209 S. LaSalle Street, Chicago, IL 60604, does likewise with respect to the International Balanced Portfolio.

    Goldman Sachs & Company, located at One New York Plaza, New York, New York 10004, is sub-investment adviser to the Small/Mid Cap CORE Portfolio. Scudder Kemper Investments, Inc., located at 345 Park Avenue, New York, New York 10154, is the sub-investment adviser to the Global Equity Portfolio. Montgomery Asset Management, LLC, located at 101 California Street, San Francisco, California 94111, is the sub-investment adviser to the Emerging Markets Equity Portfolio. Mellon Bond Associates, located at One Mellon Bank Center, Suite 4135, Pittsburgh, Pennsylvania 15258, is the sub-investment adviser to the Bond Index Portfolio. Wellington Management Company, LLC, located at 75 State Street, Boston, Massachusetts 02109, is the sub-investment adviser to the High Yield Bond Portfolio.

    Each Fund pays a fee to its investment adviser for providing investment advisory services. Each Fund also pays for certain non-investment advisory Fund expenses (so-called "other fund expenses"). Such fees and expenses are shown in the fee table included under "SUMMARY INFORMATION."

    OTHER FUNDS

    From time to time, in the future, one or more other mutual funds registered with the Commission under the 1940 Act as open-end management investment companies may be offered as available investment options for the Separate Account.

    ADDITIONAL INFORMATION

    John Hancock will purchase and redeem Fund shares for the Separate Account at their net asset value without any sales or redemption charges. Each Fund share represents an interest in one of the Funds which corresponds to a Subaccount of the Separate Account. Any dividend or capital gains distributions received by the Separate Account will be reinvested in Fund shares at their net asset value as of the dates paid.

    On each Valuation Date, shares of each Fund are purchased or redeemed by John Hancock for each Subaccount based on, among other things, the amount of Net Premiums allocated to the Subaccount, distributions reinvested, and transfers to, from and among Subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at the net asset value per Fund share for each Fund determined on that same Valuation Date. A Valuation Date is any date on which the New York Stock Exchange is open for trading and on which the Fund values its shares. A Valuation Period is that period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

    A full description of each Fund, its investment objectives, its policies and restrictions, its charges and expenses, and all other aspects of its operation is contained in the attached prospectus for such Fund and the corresponding statement of additional information referred to therein, which should be read together with this Prospectus.

     Investment Risk

     There is no assurance that the investment objective of any of the Funds will be met. A Participant bears the complete investment risk for those portions of his Cash Value allocated to a Fund. Each Fund involves inherent investment risk, and such risk varies significantly among the Funds. Participants should read each Fund's prospectus carefully and understand the Fund's relative degrees of risk before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments for the Group Plans. However, the right to make such additions will be limited by the terms and conditions imposed by John Hancock.


     SUBSTITUTION OF FUND SHARES

     Although John Hancock believes it to be unlikely, it is possible that in the judgment of its management, one or more of the available Funds may become unsuitable for investment by Participants. This may occur because of investment policy changes, tax law changes or considerations, or the unavailability of shares for investment or may occur at the discretion of John Hancock. In such event, John Hancock may seek to substitute the shares of another existing Fund or of an entirely new mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required. Group Policyholders and Participants will be notified of any such substitution.

THE FIXED ACCOUNT

     A Participant may elect to allocate all or part of the amount in his or her Cash Value to the Fixed Account. The amount so allocated or transferred becomes a part of John Hancock's general assets, commonly referred to as the general account. Subject to applicable law, John Hancock has sole discretion over the investment of the assets of the general account, and Participants do not share in the investment experience of those assets. Instead, John Hancock guarantees that the part of the Cash Value allocated to the Fixed Account will accrue interest daily at a rate that John Hancock declares periodically. This rate may not be less than an effective annual rate of 4%, but John Hancock may, in its sole discretion, periodically declare a higher rate. At least annually, and on request, a Participant will be advised of the interest rate that currently applies to his or her Certificate.

     By allocating premium payments to the Fixed Account in amounts only sufficient to cover the monthly charges to the Cash Value, a Participant can use the Certificate as a way to obtain life insurance coverage, with little or no accumulation of Cash Value. Even such a Participant retains, of course, the option to build a Cash Value by paying larger premiums and applying the excess amount to any of the investment options available under the Certificate.

     Transfers from the Fixed Account are subject to limits. See "TRANSFERS." The payment of any Cash Value attributable to the Fixed Account through loans, withdrawals, or surrenders may be delayed for up to 6 months. See "WHEN PROCEEDS ARE PAID."

     Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 and John Hancock has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the Fixed Account are not subject to the provisions of these Acts, and John Hancock has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. Disclosures concerning the Fixed Account may, however, be subject to certain provisions of the Federal securities laws relating to the accuracy of statements made in a prospectus.



                  DETAILED INFORMATION ABOUT THE CERTIFICATES


ELIGIBILITY

     The Group Policies will be sold to Group Policyholders who wish to make variable universal life insurance coverage available to their Eligible Group Members. Generally, prospective Participants apply for coverage under the Group Policy on a "guaranteed issue" basis within certain limits and subject to certain requirements as expressed in the Group Policy. However, if such limits are exceeded or such requirements are not met, the prospective Participant may be required to provide Evidence of Insurability with his or her enrollment form.

     Depending upon the coverage selected by the Group Policyholder, several different family coverage and continuation options may be available. Participants may be able to apply for variable universal life insurance coverage on their spouses or term life coverage on their spouses. Participants may also be able to purchase term life insurance coverage on their children.
Participants may be able to continue their coverage upon retirement, leave of absence, and /or termination of employment. Spouses may be able to continue coverage upon divorce or death of the Eligible Group Member.

     If a minimum number or percentage of Eligible Group Members is required to apply for coverage under a Group Plan and such minimum is not achieved,

John Hancock may refuse to issue any Certificates under that Group Plan. These minimums will be determined by John Hancock, based on group characteristics in advance of the offering to the Eligible Group Members. No Certificate will be issued to any person for whom variable universal life coverage appears to be an unsuitable investment.


ISSUANCE OF A CERTIFICATE

    Eligible Group Members wishing to obtain insurance coverage through a Group Plan must complete the appropriate enrollment form and undergo any required medical underwriting, including in some cases a medical examination. If the enrollment form is accepted, John Hancock will issue a Certificate to that individual (the "Participant") which will describe the rights, benefits, coverage, and obligations with respect to the coverage. The minimum Face Amount for a Certificate is $10,000. All Group Plans will designate a "Limiting Age" at which certain changes occur. This Limiting Age is generally age 95. Under some Group Plans, coverage under the Certificate will terminate at the Limiting Age. However, under most Group Plans the Participant may: (1) elect to receive the Cash Surrender Value of the Certificate; (2) elect to purchase Paid-Up Insurance (subject to the limitations expressed in "ELECTION OF PAID-UP INSURANCE"); or (3) continue to hold the Certificate. If the third option is chosen, monthly charges attributable to the cost of insurance and additional insurance benefits will be waived and the Death Benefit will equal the Cash Value reduced by any Certificate Debt and any outstanding charges. At the Limiting Age and beyond, the Participant cannot make premium contributions, although loan repayments will be permitted. John Hancock believes a cash distribution upon termination of coverage will be subject to the same tax treatment as other cash surrenders. See "TAX TREATMENT OF CERTIFICATE BENEFITS." Participants should refer to their particular Certificate for the details of when coverage will terminate. The maximum age at which a Certificate may initially be issued is generally one year prior to the Limiting Age.

     Generally, the Participant is the Covered Person under a Certificate. Some Group Plans, however, may permit an Eligible Group Member to also apply for a Certificate naming his or her spouse as the Covered Person. A separate Certificate will be issued for such spousal coverage, but under each Certificate the Participant and/or Assignee(s) are the only persons eligible to exercise the rights provided under the Certificate.


APPLICANT OWNER PROVISION

     The "applicant owner provision," included as part of the Group Policy, allows an "eligible applicant owner" to apply for insurance coverage on the life of an Eligible Group Member and, if allowed under the Group Plan, on the life of such Eligible Group Member's spouse. An "eligible applicant owner" is a person other than the Eligible Group Member who may be, but is not limited to, the Eligible Group Member's spouse, child, parent, grandparent, grandchild, sister, brother, or the trustee of any trust of which the Eligible Group Member is the grantor. At any one time, only one person may be an "eligible applicant owner" with respect to a Certificate.

          The "eligible applicant owner" must complete the appropriate enrollment form, which may require the Eligible Group Member to undergo any required medical underwriting, including in some cases a medical examination. The enrollment form must also be signed by the Eligible Group Member. If the enrollment form is accepted, John Hancock will issue a Certificate to the "eligible applicant owner" which will describe the rights, benefits, coverage, and obligations with respect to the coverage. In such a case, references in this prospectus to "Participant" will be deemed to include reference to an "eligible applicant owner".

PROCEDURES

          The procedures for submitting enrollment forms, premium payments, transfer orders, reallocations, loan or withdrawal requests or other communications from a Participant relating to his or her insurance will depend on the specific terms of the particular Group Policy. Under some Group Policies, communications relating to a Participant's insurance may be submitted to the Group Policyholder or its agent who then passes the communications on to John Hancock. Under some Group Policies, the Participant may communicate directly with John Hancock at the John Hancock Servicing Office with respect to certain types of transactions. Each Group Policy and the Certificates issued thereunder will set forth the applicable procedures, so a Participant should consult his or her Certificate in determining how to submit a payment or document, make transfers, request loans and withdrawals, or reallocate premium payments. In all cases, enrollment forms and other documents, payments, orders and all other communications will be deemed received by John Hancock when received in good order at the John Hancock Servicing Office.


PREMIUMS

          Participants will generally have flexibility in determining the amount and timing of premium payments, although a prospective Participant may be required to pay an appropriate specified initial premium to become a Participant. The minimum initial premium will vary by Group Plan, but will always be at least the Monthly Deduction plus any applicable premium related charges. A Certificate will remain in force so long as the Cash Value minus any Certificate Debt and any outstanding charges is sufficient to cover monthly charges. In general, if the Cash Value minus any Certificate Debt and any outstanding charges as of the first day of each Billing Month is insufficient to cover the charges for that month, then the coverage will be in default and a grace period will begin. See "LAPSE." Participants should refer to their particular Certificates for the details of this default protection.

          In addition to any premium paid on a routine basis (for example, through salary deduction), a Participant may make additional premium payments at any time, subject to any applicable charges. There is no minimum amount for premiums paid on a routine basis, but any additional premium payment must be at least $50. John Hancock reserves the right to limit the maximum amount of such additional premiums.

          The method by which premiums will be paid is set forth in the Group Policy. Some Participants will make payments to the Group Policyholder (or its agent), which will then remit them to the John Hancock Servicing Office as premium payments. Other Participants will make premium payments directly to the John Hancock Servicing Office or authorize John Hancock to receive payment using electronic funds transfers. There may be higher monthly administrative charges when premium payments are not remitted by the Group Policyholder directly to John Hancock. See "CHARGES DEDUCTED FROM CASH VALUE OR SUBACCOUNTS."

          Because of the payment of additional premiums, or investment growth, the total amount of insurance may have to be increased for the insurance to continue to qualify as life insurance for Federal tax purposes. In addition, if a Participant makes premium payments in excess of certain limits, the tax status of the insurance may change to that of a "Modified Endowment Contract" under
Section 7702A of the Internal Revenue Code, which could be significantly disadvantageous from a tax standpoint. See "TAX TREATMENT OF CERTIFICATE BENEFITS." John Hancock reserves the right to make such changes, including imposing premium limits, as it deems necessary to assure that the Group Policy and Certificates continue to qualify as life insurance under applicable tax laws.


EFFECTIVE DATE OF INSURANCE

          A Participant's insurance will go into effect on the later of (i) the first Valuation Date after his or her enrollment form for participation under the Group Plan is approved and (ii) the date specified by the Group Plan procedures. That effective date is the Certificate Date.

ALLOCATION OF PREMIUMS

          The Participant at the time of enrollment must elect an Investment Rule which will allocate Net Premiums among the available investment options. The percentage allocated to any one investment option must be a whole number not less than 5% and the total of all allocations must equal 100%. If a Participant's insurance is not in default, he or she may change the way in which premiums are allocated among the investment options. The request for a change in the Investment Rule may be in writing or, if a telephone authorization form has been completed, by telephone or fax. See "TELEPHONE TRANSACTIONS." The same rules that apply to the initial election of the Investment Rule also apply with respect to any change. Currently, there is no transaction charge for changing the Investment Rule, although John Hancock reserves the right to impose such a transaction charge in the future. Any change will be effective as of the end of the Valuation Period during which the Participant's request is received in good order at the John Hancock Servicing Office.

          All premium payments received before the Certificate Date will be reduced by any applicable charges attributable to premiums and then held without interest, for the benefit of the Participant, in John Hancock's general account. On the Certificate Date, such Net Premiums will be applied to the Series Trust Money Market Portfolio and remain there until the end of the Valuation Date next following the expiration of the "free look" period before being allocated to the investment options in accordance with the Investment Rule selected by the Participant. (See "IS THERE A SHORT-TERM CANCELLATION RIGHT OR `FREE LOOK' PERIOD?" in "SUMMARY INFORMATION.")

          Any premium payment received on or after the Certificate Date and prior to expiration of the "free look" period will be reduced by any applicable charges attributable to premiums and then applied to the Series Trust Money Market Portfolio as of the end of the Valuation Period in which John Hancock receives such premium payment. Such Net Premiums invested in the Series Trust Money Market Portfolio will remain there until the end of the Valuation Date next following the expiration of the "free look" period. On that Valuation Date, all funds in the Money Market Portfolio will be allocated to the investment options in accordance with the Investment Rule elected by the Participant.

          Any premium payment received after expiration of the "free look" period will be reduced by any applicable charges attributable to premiums and then allocated to the Participant's selected investment options as of the end of the Valuation Period in which John Hancock receives such premium payment.

          All premium payments not made through payroll deduction, whether periodic or on a lump sum basis, will be deemed received when actually received by John Hancock or its designated agent at the John Hancock Servicing Office. A premium payment made by payroll deduction will be deemed received on the later of (i) the date of receipt of the premium payment at the John Hancock Servicing Office or (ii) the business day following receipt of a reconciliation statement with respect to such premium payment that properly identifies the Group Policyholder, the Certificate numbers, the Participants, and the amount of premium received for each Certificate. Also, if payroll deduction premium payments are made by wire transfer, such premium payments will not be deemed received until John Hancock has confirmed receipt of the wire transfer into a bank account maintained by John Hancock for receipt of premium from Group Policyholders.


TRANSFERS

          If a Participant's insurance is not in default, he or she may transfer amounts from one Subaccount to another Subaccount or to the Fixed Account.
There is no limit on the number of transfers among Subaccounts or to the Fixed Account. Transfers from the Fixed Account to a Subaccount are currently permitted only once each Certificate Year. During the first Certificate Year, the transfer out of the Fixed Account may be made at any time. During all subsequent Certificate Years, each transfer out of the Fixed Account must be at least 180 days after the prior transfer. The amount of each transfer cannot exceed 25% of the balance in the Fixed Account at the time of the transfer. These limits are subject to change in the future.

          The transfer request may be in dollar amounts or in percentages. The minimum amount that may be transferred from any one investment option is $50 or the entire balance in that investment option, whichever is less. For transfer requests in percentages, such percentages must be in whole numbers.

          A Participant may request a transfer in writing or, once a written telephone transfer authorization form is completed, by fax or telephone. See "TELEPHONE TRANSACTIONS." Transfers will take effect as of the end of the Valuation Period in which the transfer request is received in good order at the John Hancock Servicing Office.


DOLLAR COST AVERAGING

     Each Group Policy will include a provision under which a Participant may elect Dollar Cost Averaging ("DCA"). DCA enables a Participant to systematically transfer the Participant's selected specified dollar amounts from the Money Market Subaccount to the other available Subaccounts at regular intervals. The Participant can request that only a certain number of transfers be made under the DCA feature. Once the designated number of transfers has been made, DCA will terminate.

     To initiate DCA, a Participant must have a balance of at least $1,000 in
the Money Market Subaccount. The minimum transfer amount is $50.   All DCA
transfers will be made effective as of the end of the first Valuation Period following the first day of a calendar month. Election of this arrangement may occur at any time after the Certificate Date by properly completing the DCA election form and returning it by mail or, if the telephone authorization form has been completed by the Participant, by fax to the John Hancock Servicing Office. If the DCA election form is received by the tenth day of a month, then DCA processing will commence during the next month. If the DCA election form is received after the tenth day of a month, then DCA processing will commence during the month immediately following the next succeeding month.

     DCA will terminate when any of the following occurs: (1) the number of designated transfers has been completed; (2) the Money Market Subaccount value on a transfer date is less than the amount required to be transferred; (3) John Hancock (or its designated agent) receives a written request for termination by the tenth day of the month to cancel the transfer scheduled to take effect the following month (written requests received after the tenth day of the month will take effect during the month immediately following the next succeeding month); or (4) the Certificate has lapsed, surrendered, or otherwise terminated.

     There is currently no charge for DCA; however, John Hancock reserves the right to charge for this feature in the future.

     The main objective of DCA is to shield investments from short-term price fluctuations. Since the same dollar amount is transferred to an available Subaccount with each transfer, more Subaccount units are purchased if the Subaccount unit value is low, and fewer Subaccount units are purchased if the unit value is high. Therefore, a lower than average cost per unit may be achieved over the long term. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.


DEATH BENEFITS

     A Death Benefit is payable upon the death of the Covered Person. The Death Benefit is generally the Face Amount of the Certificate plus the Cash Value of the Certificate as of the date of death and less any Certificate Debt and any outstanding charges. If the insurance is kept in force for several years and/or substantial premium payments are made, the Cash Value may grow to a point where it is necessary to increase the Face Amount in order to ensure that the insurance will satisfy the Internal Revenue Code's definition of life insurance. In that case, the Death Benefit (before the subtraction of Certificate Debt and outstanding charges) must at least equal the following "corridor percentage" of the Cash Value based on the Covered Person's Age:


          INSURED'S                 CORRIDOR
          AGE                       PERCENTAGE
          ---                       ----------

                                  FROM:       TO:
                                  -----       ---
     Less than age 40             250         250
     40 but less than 45          250         215
     45 but less than 50          215         185
     50 but less than 55          185         150
     55 but less than 60          150         130
     60 but less than 65          130         120
     65 but less than 70          120         115
     70 but less than 75          115         105
     75 but less than 90          105         105
     90 but less than 95          105         100

     Under those Group Plans that allow coverage to continue beyond the Limiting Age (usually age 95), the Death Benefit after the Limiting Age on Certificates that are continued will be equal to the Cash Value less any Certificate Debt and any outstanding charges.

     The Death Benefit will be paid within seven days after receipt of due proof of the Covered Person's death plus such other documentation as John Hancock may require. Death Benefits will generally be deposited into John Hancock's Guaranteed Access Account. However, under some Group Plans, the Death Benefit may be payable directly to the beneficiary in a lump sum.

     John Hancock's Guaranteed Access Account is an interest-bearing account that holds the Death Benefit while the beneficiary takes time to consider other options. The beneficiary has complete ownership of funds held in the Guaranteed Access Account, and may draw on all or part of those funds by writing a draft. Interest earnings in the Guaranteed Access Account are compounded daily and credited monthly. Proceeds placed in the Guaranteed Access Account can be transferred to other modes of settlement at any time. The proceeds contained in the Guaranteed Access Account are part of John Hancock's general account.

     The Participant or the beneficiary may arrange with John Hancock for the Death Benefit to be paid in another mode of settlement made available by John Hancock other than the payment options listed above

CHANGES IN FACE AMOUNT

     Some Group Plans may allow Participants to elect to increase the Face Amount of their insurance at certain times. Other Group Plans may provide for increasing Face Amounts based on factors such as salary increases. Additional underwriting requirements may have to be satisfied in either case. An increase in the Face Amount will result in higher insurance charges because the net amount at risk for John Hancock will increase.

     Some Group Plans may also permit Participants to decrease the Face Amount of their insurance at certain times. In no event, however, may the Face Amount be decreased below $10,000 or below the minimum amount required to maintain the insurance's status as life insurance under the Federal tax laws. See "TAX TREATMENT OF CERTIFICATE BENEFITS."

     Under certain Group Plans, there may be a retirement/age adjustment in the Participant's Face Amount. Under the retirement/age adjustment provision, the Face Amount is adjusted at a predetermined age or qualifying event ("triggering event") to an amount equal to five times the then-existing Cash Value minus Certificate Debt and any outstanding charges. However, in no event will the adjusted Face Amount exceed the then-existing Face Amount or be less than $25,000. This adjustment in the Face Amount occurs at the latest of retirement, age 70, or the tenth Certificate Anniversary. For Continuation Coverage and for Certificates issued under the Dependent Benefits Life coverage, the adjustment will occur at the later of age 70 or the tenth Certificate Anniversary. The retirement/age adjustment to the Participant's Face Amount will be determined as of the end of the Valuation Period in which the triggering event occurs but the actual adjustment to the Participant's Face Amount will be effective on the first day of the Billing Month next following this determination.

     An increase or decrease in Face Amount, or the addition or removal of certain additional insurance benefits, may create the potential for the insurance to be treated as a Modified Endowment Contract under the Internal Revenue Code. This is particularly true of decreases in Face Amount during the first seven years that insurance is in force. See "TAX TREATMENT OF CERTIFICATE BENEFITS." In addition, a decrease in coverage may limit the amount of premiums that a Participant may contribute in the future.


CHARGES DEDUCTED FROM CASH VALUE OR SUBACCOUNTS

     The following charges are deducted from Cash Value or the Subaccounts, as indicated below. The maximum deductions and charges described below will not be increased by John Hancock with respect to any Certificate in effect regardless of any changes in mortality and expense experience. Where current charges are lower than maximum charges, John Hancock reserves the right to increase the current charges. Participants should refer to their Certificate for further information on applicable charges.


    Maintenance Charge.  John Hancock will deduct from Cash Value a monthly
    ------------------
    charge not to exceed $5. This charge helps to compensate John Hancock for administrative expenses, including recordkeeping, processing death claims and surrenders, making Group Policy changes, reporting and other communications to Participants and Group Policyholders, and other similar expenses and overhead. John Hancock will realize a gain from this charge to the extent it is not needed to cover such administrative expenses.

    Insurance Charge.  The insurance charge, deducted monthly from Cash Value,
    ----------------
    is based on the age of the Covered Person and the amount at risk. The amount at risk is the Face Amount. The amount of the insurance charge is determined by multiplying John Hancock's then current monthly rate of insurance by the amount at risk. Current monthly rates for insurance are based on the sex, age, smoking status, and underwriting class of the Covered Person, the length of time the coverage has been in effect, and particular aspects of the Group Plan. Separate insurance charge rates may apply to Certificates providing Continuation Coverage. Because the insurance charge rate applicable under a Certificate increases as the Covered Person ages, the monthly insurance charge deducted from the Cash Value will increase as the Covered Person ages, and this increased charge will be reflected in the Cash Surrender Value and Death Benefit under a Certificate.

          Under some Group Plans, any additional insurance benefits provided may be taken into account in determining the insurance charge rates. The rate classes for a particular Group Plan may include classes for smokers and nonsmokers, active and retired Participants, Certificates providing Continuation Coverage, and other criteria agreed to by John Hancock and the Group Policyholder.

          The actual insurance charge rates will be set by John Hancock based on its expectations as to future experience in mortality and total expenses and may be adjusted periodically based on a number of factors including the number of Certificates in force, the number of Certificates surrendered or providing Continuation Coverage and the actual and anticipated mortality and expense experience of the group. The expense experience considered by John Hancock in this regard includes whether a Group Plan sponsor or a party acting on the sponsor's behalf performs administrative or other services related to the Certificates and the extent to which the sponsor may receive compensation for its services. Any change in the insurance charge rates will apply to all persons of the same age and group underwriting classification. Certificates providing Continuation Coverage may be considered a separate group. The insurance charge rate applicable to a Participant may not, however, be greater than the guaranteed cost of insurance rate set forth in his or her Certificate. That guaranteed rate will be no higher than a rate based upon 150% of the 1980 CSO Table. The maximum guaranteed rates are 150% of the 1980 CSO Table because John Hancock uses simplified underwriting and guaranteed issue procedures that may not require a medical examination of a prospective Covered Person and may provide coverage to groups with substandard risk characteristics from an underwriting standpoint. The current cost of insurance charges are generally lower than 100% of the 1980 CSO Table.

    Charges for Additional Insurance Benefits.  Under certain Group Plans,
    -----------------------------------------
    Additional Insurance benefits may be available by rider. See "ADDITIONAL INSURANCE BENEFITS." An additional charge will be deducted monthly from Cash Value for any such Additional Insurance benefit.

    Charge for Mortality and Expense Risks.  A charge for the mortality and
    --------------------------------------
    expense risks assumed by John Hancock is deducted daily from the assets of the Subaccounts. The charge is guaranteed not to exceed an effective annual rate of 0.90% of the value of the assets in each of the Subaccounts. This charge compensates John Hancock for assuming the mortality and expense risks of the insurance provided through the Group Plan. The mortality risk assumed is that Covered Persons may live for shorter periods of time than estimated and, therefore, a greater amount of death benefit than expected will be payable in relation to the amount of premiums received. The expense risk assumed is that expenses incurred in issuing and administering the Certificatesand Group Policies will be greater than estimated. John Hancock will realize a gain from this charge to the extent it is not needed to provide for benefits and pay expenses under the Certificates.

          Differences in the mortality and expense risk charge rates applicable to different Group Plans will be determined by John Hancock based on differences in the levels of mortality and expense risks under those Group Plans. Differences in mortality and expense risks arise principally because: (i) the factors (discussed above) upon which the insurance charge and maintenance charge are based are more uncertain in some cases than in others and (ii) John Hancock's ability to recover any unexpected mortality and administrative expense costs from the insurance charge and maintenance charge will vary from case to case depending on the maximum rates for such charges agreed upon by John Hancock and the Policyholder. John Hancock will determine the insurance charge, the maintenance charge, and the mortality and expense risk rates pursuant to established actuarial procedures, and in doing so John Hancock will not discriminate unreasonably or unfairly among Participants under any Group Policy.

    Transaction Charge.  A transaction charge of up to $25 may be assessed under
    ------------------
    certain Group Plans for each surrender or withdrawal.


STATE PREMIUM TAX CHARGE AND FEDERAL DAC TAX CHARGE.

     Two charges for taxes attributable to premiums are deducted from each premium payment before it is invested in the Separate Account or the Fixed Account. The first is for state premium taxes and will not exceed 5% of the premiums received by John Hancock. The second charge is for a Federal deferred acquisition cost ("DAC") tax and is currently equal to 0.35% of premiums. Current charges will reflect the actual costs of John Hancock.


REDUCTION OF CHARGES

   John Hancock may reduce or waive the charges under certain Group Plans, if it is expected that the Group Plan will involve reduced administrative expenses.

     John Hancock determines both the eligibility for such reduced or waived charges, as well as the amount of such reductions, by considering the following factors: (1) the size of the group; (2) the total amount of premium payments expected to be received; (3) the expected persistency of the individual Certificates; (4) the purpose for which the Group Plan is purchased and whether that purpose makes it likely that expenses will be reduced; and (5) any other circumstances which John Hancock believes to be relevant in determining whether reduced administrative expenses may be expected. Some of the reductions in or waivers of charges for cases may be contractually guaranteed; other reductions or waivers may be discontinued or modified by John Hancock. John Hancock's reductions in, or waivers of, charges for these cases will not be unfairly discriminatory to the interests of any individual Participants.


DIVIDENDS

     Because the Group Policy is issued by John Hancock, a mutual life insurance company, it is a participating contract. This means it is eligible to be credited with part of John Hancock's divisible surplus attributable to the Group Plan ("Dividends"), as determined annually by John Hancock's Board of Directors. Most of the Group Plans are expected to be priced such that there will be no source of distributable surplus attributable to those Group Plans. However, certain Group Plans may be priced such that Dividends may be declared.

CASH SURRENDER VALUE

     The Cash Surrender Value of the Certificate is equal to the Participant's Cash Value, reduced by any Certificate Debt, any outstanding charges and any applicable transaction charge. The Cash Value on any day equals the sum of the amounts in the Subaccounts, the amount invested in the Fixed Account, and the Loan Account. See "LOANS." The Cash Surrender Value will change daily, reflecting the Net Premiums paid, withdrawals made, increases or decreases in the value of the Fund shares in which the assets of the Subaccounts have been invested, interest credited on any amounts allocated to the Fixed Account and on the Loan Account, interest charged on any loan, and the daily asset charge for mortality and expense risks assessed against the variable investment options. The Cash Surrender Value will also reflect Monthly Deductions. Upon request, John Hancock will inform a Participant as to the Cash Surrender Value of his or her Certificate. There is no guaranteed minimum Cash Surrender Value and it is possible for the Cash Surrender Value of a Certificate to decline to zero.

     The tables shown under "HYPOTHETICAL ILLUSTRATIONS OF DEATH BENEFITS AND CASH SURRENDER VALUES" illustrate approximately what the Cash Surrender Values would be for selected Certificates with the specified premium payments (assuming uniform hypothetical investment results in the Subaccount portfolios).


FULL SURRENDER

     A Participant may surrender his or her Certificate for its Cash Surrender Value at any time. All insurance will end at that time. The Cash Surrender Value will be calculated as of the end of the Valuation Period during which the Participant's request is received in good order at the John Hancock Servicing Office and the proceeds will be paid as described in "WHEN PROCEEDS ARE PAID." Under certain Group Plans, there may be a transaction charge of up to $25 upon surrender. A surrender may have tax consequences. See "TAX TREATMENT OF CERTIFICATE BENEFITS."

ELECTION OF PAID-UP INSURANCE

     At any time, a Participant may elect to convert his/her existing group variable universal life insurance coverage into fixed paid-up insurance on the life of the Covered Person. If the Participant elects to do this, all other insurance, benefits, and options, under the Policy will end. However, the paid-up insurance will stay in force until the death of the Covered Person or until the Certificate is surrendered. The minimum amount of Cash Surrender Value that a Participant can apply to purchase the fixed paid-up insurance is $1,000.

     The paid-up insurance amount cannot be more than the lesser of: (i) the amount that can be purchased using the Certificate's Cash Surrender Value or
(ii) the Death Benefit under the Certificate at the time of the conversion. The rates applied for the purchase of paid-up insurance will be set by John Hancock based on its expectations as to future experience in mortality and total expenses and may be adjusted periodically

     A conversion is effective as of the end of the Valuation Period during which the Participant's request is received in good order at the John Hancock Servicing Office. Once a conversion occurs, all other coverages provided by the Certificate will end, including additional insurance benefits, if any. A conversion may result in the paid-up insurance becoming a Modified Endowment Contract. See "TAX TREATMENT OF CERTIFICATE BENEFITS."

     Any amounts not used in a conversion will be withdrawn from the Cash Value as of the end of the Valuation Period during which the conversion was effective, and the proceeds will be paid as described under "WHEN PROCEEDS ARE PAID." Such withdrawal may have tax consequences. See "TAX TREATMENT OF CERTIFICATE BENEFITS."


WITHDRAWALS

     A Participant may withdraw all or a portion of the Cash Surrender Value of his or her Certificate during the lifetime of the Covered Person provided that the Certificate is not in default. When a withdrawal is made, an amount equal to the withdrawal will be taken out of each of the Participant's selected Subaccounts and the Fixed Account, if applicable, on a pro-rata basis, unless otherwise specified by the Participant. Such withdrawals will be effected as of the end of the Valuation Period during which the Participant's request is received in good order at the John Hancock Servicing Office, and the proceeds will be paid as described under "WHEN PROCEEDS ARE PAID." There is no limit on the number of withdrawals a Participant can make each year, but under certain Group Plans there may be a transaction charge of up to $25 for each withdrawal. This transaction charge will be deducted from the amount withdrawn from the Cash Value. The withdrawal of all or any portion of the Cash Surrender Value of a

Certificate may have tax consequences. See "TAX TREATMENT OF CERTIFICATE BENEFITS."

     The minimum amount of any withdrawal is $200. The maximum amount of any withdrawal is the Cash Surrender Value of the Certificate. If all of the Cash Surrender Value is withdrawn, there is no automatic termination of insurance coverage as is the case with a surrender of the Certificate. See "FULL SURRENDER."

     A withdrawal is not a loan and, as such, any amount withdrawn may not be repaid.


LOANS

     A Participant may borrow up to the Loan Value of the Certificate from John Hancock. However, only one loan may be in effect at any given time. At any time, the Loan Value is determined by subtracting from the Cash Value , any outstanding charges and the amount of the next month's Monthly Deduction. The minimum amount that may be borrowed at any one time is $200. Loan proceeds will be paid as described under "WHEN PROCEEDS ARE PAID."

     When a loan is made, an amount equal to the loan will be taken out of each of the Participant's selected Subaccounts and the Fixed Account, if applicable, on a pro-rata basis, unless otherwise specified by the Participant. At the same time, a Loan Account will be started for the Participant and will be credited with an amount equal to the loan.

     Interest charged on a loan will either be fixed or variable, depending upon the terms of the Group Plan. The rate will never be more than the maximum rate permitted by applicable state law. If the rate is variable, it will not be changed more than once a year. The Participant will be given notice of the rate applicable when the loan is made and, if the rate is variable, notice of any change in the rate.

     Loan interest will be charged either in arrears or in advance, depending upon the terms of the Group Plan. If interest is charged in arrears, then interest will first be due and payable on the first Plan Anniversary that is more than 31 days after the date of the loan and such interest will cover the period from the date of the loan up to (but not including) such Plan Anniversary. Interest will also be due and payable on each succeeding Plan Anniverary for the twelve month period preceding such Plan Anniversary. If interest is charged in advance, then interest will first be due payable on the date of the loan for the period from the date of the loan up to (but not including) the next Plan Anniversary that is more than 31 days after the date of the loan. Thereafter, interest will be due and payable on each Plan Anniversary for the twelve month period following such Plan Anniversary.

     Interest due and payable on the date of the loan will automatically be paid through a reduction in the amount paid to the Participant. The amount of the loan and the amount in the Loan Account will not be affected by any such reduction in the payment to the Participant. Interest due and payable on any Plan Anniversary will be payable at the option of the Participant. The Participant will receive a notice at least 31 days before such interest is due. If such interest is not paid within 31 days following the Plan Anniversary, (1) the unpaid interest will be added to the principal amount of the loan and will bear interest from and after the next Plan Anniversary at the same rate charged on the rest of the loan, and (2) the amount of the unpaid interest will be added to the Loan Account through transfers from the Participant's selected Subaccounts and the Fixed Account in the same proportion as the Cash Value is then allocated among them.

     John Hancock will credit interest to the amount in the Loan Account at an annual rate of up to 2% less than the interest rate charged on the loan. On the Valuation Date immediately prior to each Plan Anniversary, the interest then credited to the Loan Account will automatically be transferred to the Subaccounts and the Fixed Account in accordance with the Investment Rule then in effect. As a result, on each Plan Anniversary the Loan Account will always be exactly equal to Certificate Debt.

     A Participant may repay a part or all of the loan at any time. Loans may be repaid by payment or by withdrawing amounts from the Cash Value. Participants should designate whether a payment is intended as a premium payment or as a loan repayment. If no such designation is made, any payment other than those made on a routine basis (e.g., by salary deduction) will be treated as a loan repayment. If a loan is repaid by using the Cash Value, John Hancock will treat such repayment as a withdrawal from the Cash Value. A withdrawal from the Cash Value may have tax consequences. See "TAX TREATMENT OF CERTIFICATE BENEFITS." The balance in a Participant's Loan Account will be reduced by the amount of any loan repayment. Upon each loan repayment, the same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate Subaccounts as stipulated in the then current Investment Rule. For example, if the entire loan outstanding is $3,000 of which $1,000 was borrowed from the Fixed Account, then upon a repayment of $1,500, $500 would be allocated to the Fixed Account and the remaining $1,000 would be allocated to the appropriate Subaccounts as stipulated in the then current Investment Rule.

     If a Participant's Loan Account is still outstanding when the Certificate is surrendered or allowed to lapse, the borrowed amount may become taxable. In addition, loans from Modified Endowment Contracts may be treated, for tax purposes, as distributions of income. See "TAX TREATMENT OF CERTIFICATE BENEFITS."

     Should a Death Benefit become payable while a loan is outstanding, or should the Certificate be surrendered while a loan is outstanding, any proceeds otherwise payable will be reduced by the amount of the Certificate Debt.

     A loan will have a permanent effect on a Certificate's Cash Surrender Value and may have a permanent effect on the Death Benefit. This is because the investment results of the selected Subaccounts will apply only to the amount remaining in those Subaccounts after the loan amount is transferred to the Loan Account. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited to the Loan Account while the loan is outstanding, Cash Surrender Values will not be as high as they would have been if no loan had been made.


TELEPHONE TRANSACTIONS

     Some Group Plans permit Participants to transfer amounts among their available investment options, change their investment allocation of premiums, make surrenders and withdrawals, and/or obtain loans by telephone or fax provided they are authorized to use John Hancock's telephone transfer system.

     Under such Group Plans, once a Participant has completed a telephone authorization form, he or she may request one of these transactions, by telephoning the John Hancock Servicing Office or sending a written request via the John Hancock Servicing Office fax machine. The telephone and fax numbers are shown in the Certificate. Any written request should include the Participant's name, daytime telephone number, and Certificate number as well as the details of the transaction being requested. John Hancock reserves the right to modify, suspend, or terminate telephone transactions at any time without notice to the Participants. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

     A Participant who authorizes telephone transactions will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone transfer instructions which John Hancock reasonably believes to be genuine, unless such loss, expense or cost is the result of John Hancock's mistake or negligence. John Hancock employs procedures which provide safeguards against the execution of unauthorized transfers, and which are reasonably designed to confirm that the instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the Participant. If John Hancock does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, it may be liable for any loss due to unauthorized or fraudulent instructions.


LAPSE

     In general, a Certificate will remain in force so long as the balance in the Cash Value less any Certificate Debt and any outstanding charges is sufficient to pay the monthly charges when due. If it is not, the Participant's insurance is in default and will lapse if a grace period expires without a sufficient payment being made. A Certificate that lapses with any Certificate Debt or outstanding charges may result in tax consequences. See "TAX TREATMENT OF CERTIFICATE BENEFITS."

     John Hancock will send a notice to a Participant in default at the last known address on file with John Hancock, specifying the amount of premium required to keep the Certificate in force and the date the payment is due. The grace period expires 61 days after the date of default. If the required premium payment is not received at the John Hancock Servicing Office within the grace period, the Participant's insurance will lapse and have no remaining value.


TERMINATION OF GROUP PLAN

     The Group Policyholder may decide to terminate the Group Plan with John Hancock. In addition, John Hancock may terminate its coverage under the Group Plan if the aggregate Face Amount of all Certificates and/or the number of Certificates issued under the Group Plan falls below the minimum permissible levels established by John Hancock or if the Group Policyholder or its agent fails to timely remit premiums to John Hancock.

     The terminating party must provide ninety days written notice to the other party, as well as to all Participants, before termination occurs. Termination of the Group Plan or termination of coverage under the Group Plan means that the Group Policyholder or its agent will no longer remit premiums to John Hancock under the Group Plan and that no new Certificates will be issued under the Group Plan. If the Group Plan or coverage under the Group Plan is terminated, the effect on any Participant depends on (a) whether the Group Policyholder replaces the Group Plan with another life insurance policy that provides for accumulation of cash value and (b) whether the Group Plan allows such Participant to continue coverage under the Group Policy. In general, if the Group Policyholder does purchase such a replacement policy, Certificates will be terminated and the Cash Surrender Value of each such Certificate will be directly transferred to the new policy, unless the Participant elects to receive the Cash Surrender Value of the Certificate. If the Group Plan provides for continuation rights, the Certificate will describe such rights, including any conditions and limitations that may apply.

PARTICIPANTS WHO ARE NO LONGER ELIGIBLE GROUP MEMBERS

     The terms of each Group Plan will determine the effect on a Participant's insurance coverage if the Participant is no longer an Eligible Group Member (or, where the Participant is an "eligible applicant owner," if the Covered Person is no longer an Eligible Group Member). Some Group Plans may provide that insurance coverage will continue even if the Participant is no longer an Eligible Group Member. Under such Group Plans, within 61 days after the Participant is no longer an Eligible Group Member, John Hancock will notify the Participant that John Hancock will now mail periodic premium reminders directly to the Participant, who will remit premium payments directly to the John Hancock Servicing Office. Continuation of insurance may be subject to certain conditions and limitations specified in the Group Plan. The notice will also explain the charges and expenses applicable to such continued coverage. See "CHARGES DEDUCTED FROM CASH VALUE OR SUBACCOUNTS." These charges and expenses may be higher than those paid by the Participant while he or she was still an Eligible Group Member, but will not exceed the maximum charges and expenses described in the Certificate.

     Under other Group Plans, the continuation option described above will not be available. Participants under those Group Plans will have the options described in "OPTIONS ON TERMINATION OF COVERAGE."


OPTIONS ON TERMINATION OF COVERAGE

     In those circumstances in which a Participant's coverage under the Group Policy terminates without any continuation right because (a) the Group Plan terminates and the Group Policyholder does not enter into a new life insurance policy that provides for accumulation of cash value and that covers such Participant or (b) the Participant is no longer an Eligible Group Member (or, where the Participant is an "eligible applicant owner", the Covered Person is no longer an Eligible Group Member), the Participant will have the following options:

     CONVERSION. A Participant may elect to convert the Certificate to an individual life insurance policy without showing Evidence of Insurability. If a Participant elects this option, he or she must apply for the individual contract and pay the first premium within 31 days after the coverage under the Certificate ends. The Participant may select any form of individual life insurance (other than term insurance) that John Hancock normally makes available to insureds who are the same age and requesting the same amount of insurance. Premiums will be based on the form and amount of insurance elected by the Participant, as well as the Covered Person's risk class and age.

     If the insurance is ending because the Participant is no longer eligible to participate in the Group Policy, the amount of insurance under the individual policy cannot be more than the Face Amount of the Certificate under the Group Plan.

     If the insurance is ending because the Group Plan is terminating, the Participant will be eligible for conversion provided that the Participant has been insured for at least five years (or less under certain Certificates) under the Group Policy and/or any other John Hancock rider or group policy replaced by the Group Policy. The amount of individual insurance may, depending on applicable state law, be limited to the lesser of (1) $10,000 or (2) the Face Amount of the Certificate under the Group Plan less the amount of any group insurance the Participant becomes eligible for in the next 45 days.

     If a Covered Person dies within 31 days after the insurance ends under the Group Plan and the Participant had the right to convert to an individual policy, a Death Benefit equal to the maximum amount of individual insurance the Participant could have purchased upon conversion on the life of the Covered Person will be payable by John Hancock.

     PAID-UP INSURANCE. The Participant may, at any time the Certificate is in force, elect to purchase fixed paid-up insurance on the Covered Person with the Cash Surrender Value of the Certificate. The Participant must have at least $1,000 of Cash Surrender Value for this option to be available. The insurance amount will depend on the Cash Surrender Value on the date of termination and the age of the Covered Person but cannot exceed the Death Benefit immediately before the paid-up purchase. The election is effective as of the end of the Valuation Period during which the Participant's request is received in good order at the John Hancock Servicing Office. Acquisition of reduced paid-up insurance may result in that insurance becoming a Modified Endowment Contract. See "TAX TREATMENT OF CERTIFICATE BENEFITS."

     PAYMENT OF CASH SURRENDER VALUE. The Participant may receive the Cash Surrender Value by surrendering the Certificate and making a proper request on a form approved by John Hancock.


The above options apply whether the Participant or a spouse is the Covered Person under the Certificate. A Participant who does not choose any of the above options will be provided with Paid-Up Insurance if his or her Certificate has at least $1,000 of Cash Surrender Value and, if not, will be paid the Cash Surrender Value.

REINSTATEMENT

     Except as indicated in the next sentence, a lapsed Certificate may be reinstated at any time within 3 years after the end of the grace period and before the Covered Person reaches the maximum age at which a Certificate may be held. A lapsed Certificate may not be reinstated if the Group Plan is terminated and/or the Participant would not have been eligible for Continuation Coverage on the date reinstatement is requested. The Face Amount of the reinstated Certificate will be the same as the Face Amount the Participant would have been eligible for on the date of reinstatement had the Certificate not lapsed. To reinstate coverage, a Participant must submit the following items to the John Hancock Servicing Office: (1) a written request for reinstatement; (2) Evidence of Insurability satisfactory to John Hancock; and (3) a premium payment (less any applicable charges) that is at least equal to all unpaid Monthly Deductions through the end of the grace period, plus two additional Monthly Deductions. See "CHARGES DEDUCTED FROM CASH VALUE OR SUBACCOUNTS."

     The reinstatement is effective on the first day of the month following the date John Hancock approves the request. The terms of the original Certificate will apply to the reinstated Certificate. A reinstated Certificate is subject to a new two-year incontestability period and a new suicide exclusion period. All Certificate Debt is retired at the same time the Certificate lapses and will not be reestablished.

     No transaction charge is currently imposed in connection with a reinstatement, although John Hancock reserves the right to impose such a transaction charge in the future.


TAX TREATMENT OF CERTIFICATE BENEFITS

     Each prospective Participant is urged to consult a qualified tax adviser. The following discussion is not intended as tax advice, and it is not a complete statement of what the effect of Federal income taxes will be under all circumstances. Rather, it provides information about how John Hancock believes the Federal income tax laws apply in the most commonly occurring circumstances. There is no guarantee, however, that the current Federal income tax laws and regulations or interpretations will not change.


     TREATMENT AS LIFE INSURANCE AND INVESTOR CONTROL. The Certificate will be treated as "life insurance," as long as it satisfies certain definitional tests set forth in section 7702 of the Internal Revenue Code and as long as the underlying investments for the Certificate satisfy diversification requirements under section 817(h) of the Code. For further details on diversification requirements, see the applicable Fund prospectuses and Statements of Additional Information.

     John Hancock believes that it has taken adequate steps under the Code and existing regulations under it to cause the Certificates to be treated as life insurance for tax purposes. This means that: (1) except as noted below, the Participant should not be taxed on any part of the Cash Value, including additions attributable to interest, dividends, or appreciation; and (2) the Death Benefit should be excludable from the gross income of the beneficiary under section 101 (a) of the Code.

     Although John Hancock believes the Certificate should qualify as "life insurance" for Federal tax purposes, there are uncertainties. Section 7702 of the Code which defines life insurance for tax purposes gives the Secretary of the Treasury authority to prescribe regulations to carry out the purposes of the Section. In this regard, proposed regulations governing mortality charges were issued in 1991 and proposed regulations under Sections 101, 7702 and 7702A governing the treatment of life insurance policies that provide accelerated death benefits were issued in 1992. None of these proposed regulations have yet been finalized. Additional regulations under Section 7702 may also be promulgated in the future.

     Moreover, Internal Revenue Service ("IRS") regulations issued to date do not provide guidance concerning the extent to which Participants may direct their investments to the particular available Subaccounts of a Separate Account without causing the Participants, instead of John Hancock, to be considered the owners of the underlying assets. Such guidance will be included in regulations or revenue rulings under Section 817(d) relating to the definition of a variable contract. The ownership rights under the Certificate are similar to, but different in certain respects from, those addressed by the IRS in Rulings in which it was determined that contract owners were not owners of separate account assets. For example, such Rulings did not address the issue of a Group Policyholder selecting the investment strategies. Also, Participants have the choice of more Funds (including Funds with similar broad investment strategies and different investment managers) and Participants may be able to reallocate amounts between available Subaccounts more frequently than in such Rulings. While John Hancock believes it will be considered the owner of the Separate Account assets, these differences could result in the Participant being considered the owner of the assets.

     John Hancock intends to comply with final regulations issued under Sections 7702 and 817. Therefore, because of this uncertainty, it reserves the right to make such changes as it deems necessary to assure that the Group Policy and Certificates continue to qualify as variable life insurance for tax purposes. Any such changes will apply uniformly to affected Participants and will be made only after advance written notice to the Group Policyholder.

     PRE-DEATH DISTRIBUTIONS. The taxation of pre-death distributions depends on whether the Certificate is classified as a Modified Endowment Contract. The following discussion first deals with distributions under Certificates not so classified, and then with Modified Endowment Contracts.

1. A surrender or lapse of the Certificate may have tax consequences. Under surrender, the Participant will not be taxed on the Cash Surrender Value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior withdrawals. The amount of any unpaid Certificate Debt will, upon surrender or lapse, be added to the Cash Surrender Value and treated, for this purpose, as if it had been received. Any loss incurred upon surrender is generally not deductible.

     A withdrawal generally is not taxable unless it exceeds total premiums paid to the date of withdrawal less the untaxed portion of any prior withdrawals. However, under certain limited circumstances, in the first 15 Certificate Years all or a portion of a withdrawal may be taxable if the Cash Value exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid to date.

     Extra premiums for additional insurance benefits generally do not count in computing gross premiums paid, which in turn determines the extent to which a withdrawal might be taxed.

     Loans received under the Certificate will ordinarily be treated as indebtedness of the Participant and will not be considered to be distributions subject to tax. However, if a loan is still outstanding when the Certificate is surrendered or allowed to lapse, the outstanding Certificate Debt will be taxable at that time to the extent the Cash Surrender Value exceeds gross premiums paid less the untaxed portion of any prior withdrawals.

2. Some of the above rules are changed if the Certificate is classified as a Modified Endowment Contract under Section 7702A of the Code. It is possible for the Certificate to be classified as a Modified Endowment Contract under at least two circumstances: (i) premiums in excess of the 7-pay premiums allowed under
Section 7702A are paid or (ii) a decrease in the Death Benefit or a removal of certain additional insurance benefits is made during the first seven Certificate Years. Moreover, the addition of certain additional insurance benefits (or an increase in the Death Benefit) after the Certificate Date may have an impact on the Certificate's status as a Modified Endowment Contract. Participants contemplating any of these steps should first consult a qualified tax advisor.

     If the Certificate is classified as a Modified Endowment Contract, then pre-death distributions, including loans, assignments and pledges are includible in income to the extent that the Cash Value exceeds the gross premiums paid for the Certificate increased by the amount of any loans previously includible in income and reduced by any untaxed amounts previously received other than the amount of any loans excludable from income. These rules may also apply to pre-death distributions, including loans, made during the two-year period prior to the Certificate becoming a Modified Endowment Contract. In addition, pre-death distributions from such Certificates (including full surrenders) will be subject to a penalty tax of 10 percent of the amount includible in income unless the amount is distributed on or after age 59 1/2, on account of the taxpayer's disability or as a life annuity. It is presently unclear how the penalty tax provisions apply to contracts owned by non-natural persons such as trusts.

     Under certain circumstances, multiple Modified Endowment Contracts issued to the same Participant during any calendar year will be treated as a single contract for purposes of applying the above rules.

     Any Dividends (to the extent not redeposited in the Certificate) will effectively reduce the gross premiums paid for purposes of the above rules.

     TREATMENT AS GROUP TERM LIFE INSURANCE. Section 79 of the Code and the regulations thereunder provide for the treatment of certain life insurance as group term life insurance ("GTLI"). In most cases, employee-pay-all coverage under the Group Plan will not qualify as GTLI or be deemed to be part of an employer GTLI plan, and the Certificate will be treated the same as any individually-purchased life insurance policy for tax purposes. However, depending on the structure of the arrangement under which the Group Plan is held, including other insurance plans offered by or through the employer, a portion of the coverage under the Group Plan may qualify as GTLI and, in addition, covered employees may be taxable on certain increases in Cash Value under an IRS-prescribed formula.

     WITHHOLDING. The taxable portion of any amounts received under the Certificate will be subject to withholding to meet Federal income tax obligations, if the Participant fails to elect that no taxes be withheld. John Hancock will provide the Participant with forms and instructions concerning the right to elect that no taxes be withheld from the taxable portion of any payment. All recipients may be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient. Participants who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Special withholding rules apply to payments to non-resident aliens.

     OTHER TAX CONSIDERATIONS. Transfer of the Certificate to a new owner or assignment of the Certificate may have tax consequences depending on the circumstances. In the case of a transfer of the Certificate for valuable consideration, the Death Benefit may be subject to Federal income taxes under
Section 101(a)(2) of the Code. In addition, a transfer of the Certificate to or the designation of a beneficiary who is either at least 37 1/2 years younger than the

Participant or a grandchild of the Participant may have Generation Skipping Transfer tax consequences under Section 2601 of the Code.

     In most circumstances, deductions for interest paid or accrued on Certificate Debt or on other loans that are incurred or continued to purchase or carry the Certificate will be denied under Sections 163 of the Code as personal interest or under Section 264 of the Code. Participants should consult a qualified tax advisor regarding the application of these provisions to their circumstances.

     The individual situation of each Participant or beneficiary will determine the Federal estate taxes and the state and local estate, inheritance and other taxes due if the Participant or Covered Person dies.

     The earnings of the Separate Account are taxed as part of the operations of John Hancock. Accordingly, the Separate Account does not intend to qualify as a regulated investment company under the Code.


ERISA CONSIDERATIONS

     DEFINITION OF AN EMPLOYEE BENEFIT PLAN. An "employee benefit plan" is defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") to include two broad categories of arrangements that are established by certain entities (employers or unions) to cover employees -- "pension" plans or "welfare" plans.

     A "pension plan" under ERISA includes any program that provides retirement income to employees, or results in a deferral of income by employees for periods extending to the termination of covered employment or beyond. For these purposes, the term "pension plan" includes, but is not limited to, retirement plans qualified under Section 401 (a) of the Code (for example, a "Section 401
(k) plan"), as well as other arrangements which, by their operation, are intended to provide retirement income or deferrals beyond termination of employment. The decision to invest plan assets in a Group Policy would be subject to these rules. Any plan fiduciary which proposes to cause a plan to acquire a Group Policy should consult with its counsel with respect to the potential consequences under ERISA and the Code of the plan's acquisition and ownership of such Group Policy.

     A "welfare plan" under ERISA includes a program established or maintained for the purposes of providing to employees, among other things, medical, accident, disability, death, vacation, and unemployment benefits.

     Regulations issued by the United States Department of Labor clarify when specific plans, programs or other arrangements will not be either pension or welfare plans (and thus not considered "employee benefit plans" for purposes of

ERISA). Among other exceptions, "group" or "group-type insurance programs" offered by an insurer to employees of an employer will not be a "plan" where:
(i) no contributions are made by the employer for the coverage; (ii) participation in the program is completely voluntary for employees; (iii) the "sole" function of the employer with respect to the program is, without endorsing the arrangement, to permit the insurer to publicize the program, to collect premiums through payroll deductions and to remit them to the insurer; and (iv) the employer does not receive any consideration in connection with the program, other than reasonable compensation (excluding any profit) for administrative services actually provided in connection with payroll deductions.

     Whether or not a particular group insurance arrangement satisfies these conditions is a question of fact depending on the particular circumstances. Counsel and other competent advisers should be consulted to determine whether, under the facts of the particular case, a particular Group Plan might be treated as an "employee benefit plan" (either a pension or a welfare plan) subject to the requirements of ERISA, particularly in view of an employer's right to select which Funds are made available to Participants..

     FIDUCIARY/PROHIBITED TRANSACTION REQUIREMENTS UNDER ERISA. If applicable, ERISA and Section 4975 of the Code impose certain restrictions on employee benefit plans subject to ERISA and/or subject to the requirements of Section 4975 of the Code, and on persons who are (1) "parties in interest" (as defined under ERISA) or "disqualified persons" (as defined under the Code) (collectively, "parties in interest") and (2) "fiduciaries" with respect to such plans. These restrictions may, in particular, prohibit certain transactions in connection with a Group Plan, absent a statutory or administrative exemption. Counsel and other competent advisers should be consulted to determine the application of ERISA under these circumstances.

     For example, administrative exemptions issued by the Department of Labor under ERISA permit transactions (including the sale of insurance contracts like the Group Policy) between insurance agents and employee benefit plans. To be able to rely upon such exemptions, certain information must be disclosed to the plan fiduciary approving such purchase on behalf of the plan. The information that must be disclosed includes: (1) the relationship between the agent and the insurer; (2) a description of any charges, fees, discounts, penalties or adjustments that may be imposed in connection with the purchase, holding, exchange or termination of the Group Plan; and (3) the commissions received by the agent. Information about any applicable charges, fees, discounts, penalties or adjustments may be found under "CHARGES DEDUCTED FROM CASH VALUE OR SUBACCOUNTS." Information about sales representatives and commissions may be found under "SALE OF GROUP PLANS AND SALES COMMISSIONS."

     Execution of a Group Policy or a joinder agreement by a Group Policyholder and an enrollment form by a Participant will be deemed to be an acknowledgment of receipt of this information and approval of transactions under the Group Policy or Group Plan.


WHEN PROCEEDS ARE PAID

     John Hancock will generally pay any Death Benefit, Cash Surrender Value, withdrawal or loan proceeds supported by the Separate Account within seven days after all the documents required for such a payment are received in good order at the John Hancock Servicing Office. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the end of the Valuation Period in which the necessary documents are received in good order. John Hancock may, however, delay payment of proceeds from the Separate Account and the variable portion of the Death Benefit due under a Participant's insurance, if the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists. Also, that portion of any Death Benefit, Cash Surrender Value, withdrawal or loan proceeds attributable to any premium paid by check may be delayed until such check clears the bank upon which it is drawn.

     With respect to the amount of any Cash Surrender Value allocated to the Fixed Account, and with respect to a Certificate in force as paid-up insurance, John Hancock expects to pay the Cash Surrender Value promptly upon request. However, John Hancock has the right to delay payment of such Cash Surrender Value for up to six months (or a shorter period, if required by applicable law). John Hancock will pay interest at a rate no less than 4% per annum if it delays such a payment for more than 30 days (or a shorter period if required by applicable law).


BENEFICIARY

     The Participant has the right to designate and name a beneficiary to receive Death Benefits under the Certificate. The Participant must designate a beneficiary on a form approved by John Hancock. A Participant may change the beneficiary at any time without the consent of the present beneficiary in accordance with the terms of the Group Plan, unless the present beneficary has been designated as an irrevocable beneficiary. If there is more than one beneficiary at the death of the Covered Person, each will receive equal payments unless otherwise specified by the Participant.

INCONTESTABILITY

     Any statement made concerning the health of a Covered Person or a qualified dependent will not be used to contest insurance under this Certificate after such insurance has been in force for 2 years during the lifetime of the Covered Person or qualified dependent, as the case may be. If there is an increase in the Face Amount for a Covered Peron or qualified dependent, John Hancock will not contest the increase after it has been in force for 2 years during the lifetime of the Covered Person or qualified dependent, as the case may be. John Hancock will not contest any statement made unless it is in a signed, written instrument and a copy of that instrument has been given to the Participant.


MISSTATEMENTS

     If a Covered Person's or qualified dependent's stated age is incorrect in the Certificate and John Hancock discovers that fact after such person's death, John Hancock will adjust the Death Benefit payable, as required by law, to reflect the correct age.

     If any important facts about a Covered Person or qualified dependent in relation to his or her insurance (including, but not limited to, age) are discovered during the lifetime of such Covered Person or qualified dependent to be misstated, John Hancock will adjust the insurance charge to reflect the correct information. Also, if such misstatement resulted in the issuance of an amount of insurance that would not have been permissible in the absence of the misstatement, John Hancock will make the required adjustment in the Face Amount.


SUICIDE EXCLUSION

     Generally, if a Covered Person, whether sane or insane, dies by suicide within two years from the effective date of the Certificate, John Hancock will pay no more under the Certificate than the sum of the premiums paid less any Certificate Debt, outstanding charges, and less any withdrawals.

     If a Covered Person, whether sane or insane, dies by suicide within two years from the effective date of an increase in the Face Amount of insurance that was requested after issue and required approval, such increase will not be reflected in the Death Benefit. However, the Death Benefit otherwise payable will be increased by that portion of the Monthly Deductions attributable to the increase.

ASSIGNMENT

     A Participant may assign the insurance coverage and all rights, benefits or privileges that he or she has under a Certificate. John Hancock will be bound by an assignment of insurance or the rights, benefits or privileges under the insurance only if: (1) it is in writing on a form approved by John Hancock;
(2) it is signed by the Participant and is consented to in writing by any beneficiary who has been designated as irrevocable; and (3) John Hancock receives a duplicate of the original assignment at the John Hancock Servicing Office. John Hancock is not responsible for determining the validity or sufficiency of any assignment. References in this prospectus to rights that a Participant may exercise shall include exercise of such rights by any person to whom the Participant has validly assigned such rights. Assignment of a Certificate, particularly one that is a Modified Endowment Contract, could have adverse Federal income tax consequences. See "TAX TREATMENT OF CERTIFICATE BENEFITS."


VOTING RIGHTS

     As stated above, all of the assets held in the Subaccounts of the Separate Account will be invested in shares of the corresponding Funds. John Hancock is the legal owner of those shares and as such has the right to vote on any matter voted on at any shareholders meetings of the Funds. However, John Hancock will, as required by law, vote the shares of the Funds at any regular and special shareholders meetings the Funds hold in accordance with voting instructions received from Participants. A Fund may not hold annual shareholders meetings when not required to do so under the laws of the state of its incorporation or the 1940 Act. Fund shares for which no timely instructions from Participants are received, and any shares attributable to general account investments of John Hancock, will be voted in the same proportion as shares in the respective Funds for which instructions are received. Should the applicable Federal securities laws or regulations, or their current interpretation, change so as to permit John Hancock to vote shares of the Funds in its own right, it may elect to do so.

     Generally, a Participant may give voting instructions on matters that would be changes in fundamental policies and any matter requiring a vote of the shareholders of the Funds. With respect to approval of the investment advisory agreement or any change in a Fund's fundamental investment policy, Participants participating in such Funds will vote separately by Fund on the matter, pursuant to the requirements of Rule 18f-2 under the 1940 Act.

     The number of Fund shares for which instructions may be given by a Participant is determined by dividing the portion of the Cash Value derived from participation in a Subaccount by the value of one share in the corresponding Fund. The number of votes for which each Participant may give John Hancock instructions will be determined as of the record date chosen by the Board of the applicable Fund. John Hancock will furnish Participants with proper forms and proxies to enable them to give these instructions. John Hancock reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current Federal regulations or interpretations of those regulations.

     John Hancock may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove an investment advisory contract for a Fund. In addition, John Hancock itself may disregard voting instructions that would require changes in the investment policy or investment manager of one or more of the Funds, provided that John Hancock reasonably disapproves such changes in accordance with applicable Federal regulations. If John Hancock does disregard voting instructions, it will advise Participants of that action and its reasons for such action in the next annual or semi-annual report to Participants.

     Participants also share with the owners of all John Hancock contracts and policies the right to vote in elections for members of the Board of Directors of John Hancock.


CHANGES THAT JOHN HANCOCK CAN MAKE

     The voting privileges described in this Prospectus are afforded based on John Hancock's understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, John Hancock reserves the right to proceed in accordance with any such revised requirements. John Hancock also reserves the right, subject to compliance with applicable law, including approval of shareholders if so required, (1) to transfer assets determined by John Hancock to be associated with the class of policies to which the Group Policy belongs from the Separate Account to another separate account or Subaccount by withdrawing the same percentage of each investment in the Separate Account with appropriate adjustments to avoid odd lots and fractions,
(2) to operate the Separate Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be John Hancock or an affiliate, (3) to deregister the Separate Account under the 1940 Act, (4) to substitute for the Fund shares held by a Subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act.
John Hancock would notify shareholders of any of the foregoing changes and, to the extent legally required, obtain approval of shareholders and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

ADDITIONAL INSURANCE BENEFITS

     Depending on the terms of the Group Plan, one or more of the following additional insurance benefits may be available to Participants through their Group Plan. Under some Group Plans, some or all of these benefits may be provided to all Participants while under other Group Plans, individual Participants may elect whether to receive some or all of these benefits for an additional charge. The Participant should refer to his or her Certificate for further details on additional insurance benefits.

     ACCELERATED DEATH BENEFIT. Under some Group Plans, Participants may be provided an accelerated death benefit that allows the Participant to elect to receive an accelerated payment of part of the Certificate's Face Amount if the Covered Person is diagnosed as terminally ill with a life expectancy of 12 months or less. When satisfactory evidence is provided, John Hancock will provide to the Participant an accelerated payment, which may be received in a lump sum, of the portion of the Face Amount selected by the Participant as an accelerated death benefit. The accelerated death benefit may be discounted for interest under certain Group Plans and where permitted by law. The Face Amount will be lowered by the undiscounted accelerated death benefit claimed. In some cases, part of the Cash Value may have to be paid in addition to the accelerated payment of Face Amount in order to preserve qualification of the Certificate as life insurance.

     No accelerated death benefit will be payable if the Participant is required to elect it in order to meet the claims of creditors or to obtain a government benefit. John Hancock can furnish details about the amount of accelerated death benefit that is available to an eligible Participant. Unless required by law, a Participant who has elected to receive an accelerated death benefit can no longer request an increase in the Face Amount of his or her Certificate, and the amount of future premium payments he or she can make will be limited.

     Adding the accelerated death benefit to the Group Plan has no adverse consequences. Electing to use the accelerated death benefit could, however.
The Federal Health Insurance Portability and Accountability Act of 1996 excludes from income the accelerated death benefit if the insured is terminally ill. Receipt of an accelerated death benefit payment may also affect a Participant's eligibility for certain government benefits or entitlements.

     ACCIDENTAL DEATH AND DISMEMBERMENT BENEFIT. Under some Group Plans, Participants may be provided an accidental death and dismemberment benefit that provides insurance for accidental loss of life, sight, hand, or foot. This benefit will exclude losses due to suicide, attempted suicide, diseases, infirmities, medical or surgical treatments, and acts of war. It may be subject to other exclusions from coverage, age limitations, and benefit limitations set forth in the Group Policy.

     EXTENDED DEATH PROTECTION DURING TOTAL DISABILITY. Under some Group Plans, Participants will be provided with extended death protection during their total disability. Under this provision, even if a Participant's insurance (or that of a spouse) has otherwise ended, insurance equal to the Face Amount of the Certificate will continue if the Participant became totally disabled prior to age 60. The extended death protection will continue for up to one year, as long as the Participant provides satisfactory proof of continued total disability.

     DEPENDENT LIFE BENEFITS. Under some Group Plans, Participants may be provided dependent life benefits, which provide insurance on the life of a qualified dependent. A qualified dependent may be the Participant's spouse and/or unmarried child.

     WAIVER OF PREMIUM BENEFIT. Under some Group Plans, Participants may be provided a waiver of premium benefit that waives the Monthly Deductions while the Participant is totally disabled. The total disability must start prior to age 60 and must continue for at least 9 consecutive months. Monthly Deductions will not be waived after age 65. Proof of total disability must be provided to John Hancock not more than one year from the date the Participant ceased to work. John Hancock also has the right to require proof of continuing total disability from time to time. The benefit is subject to certain eligibility requirements and benefit limitations set forth in the Group Policy.


REPORTS

     At least once each Certificate Year, Participants will be sent statements that provide certain information pertinent to their own insurance. These statements detail values and transactions made and specific insurance data that apply only to the Participant. On request, a Participant will be sent a current statement in a form similar to that of the annual statement described above, but John Hancock may limit the number of such requests.

     The Group Policyholder and each Participant will also be sent an annual and semi-annual report listing the securities held in each available Fund, as required by the 1940 Act. Records with respect to the Separate Account are kept in accordance with the 1940 Act.

     If a Participant invests in a Fund through more than one variable insurance contract, then the Participant will receive only one copy of each annual and semi-annual report issued by the Fund. However, if such Participant wishes to receive multiple copies of any such report, a request may be made by calling the telephone number listed on the cover page of this Prospectus.

SALE OF GROUP PLANS AND SALES COMMISSIONS

     John Hancock Distributors, Inc. ("Distributors"), a direct wholly-owned subsidiary of John Hancock, acts as the principal underwriter of the Group Policies and Certificates. Distributors, organized in 1974, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Distributors principal business address is 197 Clarendon Street, Boston, MA 02117. Distributors also acts as principal underwriter with respect to the securities of other John Hancock investment companies.

     The Group Policies and Certificates are sold by registered representatives of Distributors who are also authorized by state insurance departments to sell variable life insurance policies. The maximum commission payable to a representative of Distributors upon the purchase of a Group Plan is 15% of the premium payment received. The representative may be required to return all of the first year commission if the Group Plan is not continued through the first year. Distributors will generally receive a commission of no more than 15% of the premium payment. The commission percentages will depend on factors such as the size of the group involved and the amount of sales and administrative effort required in connection with the particular Group Plan and will not exceed, in the aggregate, 15% of the premium payment

     The Group Plans and Certificates may also be sold through other broker-dealers who have entered into selling agreements with Distributors and whose representatives are authorized by applicable state law to sell variable life insurance policies. Registered representatives of such other broker-dealers may be paid on a different basis than that described below. The amount paid to the broker-dealer other than Distributors to cover both the individual representative's commission and other distribution expenses will not exceed 15% of the premium payment.

     In addition, registered representatives of Distributors and other broker-dealers may earn "credits" toward qualification for attendance at certain business meetings sponsored by John Hancock.


LEGAL MATTERS

     The legal validity of the Group Policies described in this Prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for John Hancock. In addition, the law firm of Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised John Hancock on certain Federal securities laws in connection with the Group Policies.

STATE REGULATION

     John Hancock is subject to regulation and supervision by the Massachusetts Commissioner of Insurance, who periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. John Hancock reserves the right to change the Group Policy and Certificate to comply with applicable state insurance laws and interpretations thereof.

     John Hancock is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.


EXPERTS

     The financial statements of John Hancock and the Separate Account included in this prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing.

     Actuarial matters included in this prospectus have been examined by Sue Sames, F.S.A., an actuary of John Hancock.

           BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF JOHN HANCOCK

     The Directors and Executive Officers of John Hancock and their principal occupations are as follows:


Directors                      Principal Occupations
---------                      ---------------------

John F. Magee..................Chairman, Arthur D. Little, Inc. (industrial research and consulting)
Nelson S. Gifford..............Principal, Fleetwing Capital Management
                               (financial services)
Stephen L. Brown...............Chairman of the Board and Chief Executive
                               Officer, John Hancock
William L. Boyan, Jr...........Vice Chairman of the Board, John Hancock
E. James Morton................Director, formerly Chairman, John Hancock
C. Vincent Vappi...............Former President and Chief Executive Officer,
                               Vappi & Company, Inc. (construction)
David F. D'Alessandro..........President and Chief Operating Officer, John
                               Hancock
Foster L. Aborn................Vice Chairman of the Board, John Hancock
Joan T. Bok....................Chairman of the Board, New England Electric
                               System (electric utility)
Robert E. Fast.................Senior Partner, Hale and Dorr (law firm)
John M. Connors, Jr............Chief Executive Officer and Director, Hill,
                               Holiday, Connors Cosmopulos (advertising
                               agent)
I. Macallister Booth...........Retired Chairman of the Board and Chief
                               Executive Officer, Polaroid Corporation
                               (photographic products)
Samuel W. Bodman...............Chairman of the Board and Chief Executive
                               Officer, Cabot Corporation (chemicals)
Lawrence Fish..................Chairman, President and Chief Executive
                               Officer,Citizens Financial Group, Inc.
                               (banking)
Kathleen L. Feldstein..........President, Economic Studies, Inc. (economic consulting)
Richard F. Syron...............Chairman and Chief Executive Officer,
                               American Stock Exchange
Michael C. Hawley..............President & Chief Operating Officer, The
                               Gillette Company (razors, etc.)
Robert J. Tarr, Jr.............Former President, Chief Executive Officer,
                               Chief Operations Officer, Harcourt General,
                               Inc. (publishers)
Wayne A. Budd..................Group President, Bell Atlantic---New England
                               (telecommunications)

Executive Officers       Titles
------------------       ------

Diane M. Capstaff........Executive Vice President
Thomas E. Moloney........Executive Vice President
Richard S. Scipione......General Counsel
Barry J. Rubenstein......Vice President and Secretary

                     FINANCIAL STATEMENTS OF JOHN HANCOCK

        The financial statements of John Hancock included herein should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of John Hancock to meet its obligations under the Group Policies.

                       REPORT OF INDEPENDENT AUDITORS



To the Directors and Policyholders
John Hancock Mutual Life Insurance Company

We have audited the accompanying statutory-basis statements of financial position of John Hancock Mutual Life Insurance Company as of December 31, 1997 and 1996, and the related statutory-basis statements of operations and changes in policyholders' contingency reserves and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of John Hancock Mutual Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for the years then ended.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Mutual Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance.



______________, 1998

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                                                 December 31
                                                          1997                 1996
                                                 ------------------------------------------
                                                                (In millions)
ASSETS
 BONDS--NOTE 6                                               $22,986.0            $22,467.0

 STOCKS:
  Preferred                                                      640.6                416.2
  Common                                                         256.9                249.8
  Investments in affiliates                                    1,442.0              1,268.9
                                                 ------------------------------------------
                                                               2,339.5              1,934.9

 Mortgage loans on real estate--Note 6                         7,851.2              7,964.0

 Real estate:
  Company occupied                                               375.1                372.1
  Investment properties                                        1,893.4              2,042.3
                                                 ------------------------------------------
                                                               2,268.5              2,414.4

 Policy loans                                                  1,577.3              1,589.3

 Cash items:
  Cash in banks and offices                                      176.0                348.4
  Temporary cash investments                                     548.8              1,068.3
                                                 ------------------------------------------
                                                                 724.8              1,416.7

 Premiums due and deferred                                       222.3                278.4

 Investment income due and accrued                               505.8                547.8

 Other general account assets                                    948.6              1,009.9

 Assets held in separate accounts                             16,021.7             13,969.1
                                                 ------------------------------------------
                        TOTAL ASSETS                         $55,445.7            $53,591.5
                                                 ==========================================

                                                                                December 31
                                                                         1997                 1996
                                                                ------------------------------------------
                                                                               (In millions)
OBLIGATIONS AND POLICYHOLDERS' CONTINGENCY
RESERVES

OBLIGATIONS
 POLICY RESERVES                                                            $19,206.6            $18,544.0

 Policyholders' and beneficiaries' funds                                     13,985.1             14,679.3

 Dividends payable to policyholders                                             399.7                395.5

 Policy benefits in process of payment                                          115.5                236.3

 Other policy obligations                                                       214.8                210.5

 Asset valuation reserve--Note 1                                              1,165.7              1,064.8

 Federal income and other accrued
  taxes--Note 1                                                                  96.9                125.1

 Other general account obligations                                            1,084.5              1,521.7

 Obligations related to separate accounts                                    16,019.1             13,958.2
                                                                ------------------------------------------

     TOTAL OBLIGATIONS                                                       52,287.9             50,735.4

POLICYHOLDERS' CONTINGENCY RESERVES
 Surplus notes--Note 2                                                          450.0                450.0
 Special contingency reserve for group insurance                                151.8                194.8
 General contingency reserve                                                  2,556.0              2,211.3
                                                                ------------------------------------------
 TOTAL POLICYHOLDERS' CONTINGENCY RESERVES                                    3,157.8              2,856.1
                                                                ------------------------------------------
   TOTAL OBLIGATIONS AND POLICYHOLDERS'
    CONTINGENCY RESERVES                                                    $55,445.7            $53,591.5
                                                                ==========================================

The accompanying notes are an integral part of the statutory-basis financial statements.

STATUTORY-BASIS STATEMENTS OF OPERATIONS AND CHANGES IN
POLICYHOLDERS' CONTINGENCY RESERVES

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                                                                   Year ended December 31
                                                                                 1997                  1996
                                                                       -------------------------------------------
                                                                                       (In millions)
INCOME
 Premiums, annuity considerations and pension
  fund contributions                                                               $ 7,371.6             $ 8,003.1
 Net investment income--note 4                                                       2,856.1               2,803.1
 Other, net                                                                            119.0                  68.6
                                                                       -------------------------------------------
                                                                                    10,346.7              10,874.8
BENEFITS AND EXPENSES
 Payments to policyholders and beneficiaries:
   Death benefits                                                                      737.4                 886.8
   Accident and health benefits                                                        121.4                 300.9
   Annuity benefits                                                                  1,668.2               1,539.4
   Surrender benefits and annuity fund withdrawals                                   6,293.1               5,565.4
   Matured endowments                                                                   21.0                  20.6
                                                                       -------------------------------------------
                                                                                     8,841.1               8,313.1
 Additions to reserves to provide for future payments to
  policyholders and beneficiaries                                                     (186.7)                880.5
 Expenses of providing service to policyholders and
  obtaining new insurance:
    Field sales compensation and expenses                                              278.3                 275.0
    Home office and general expenses                                                   479.7                 514.8
 Payroll, state premium and miscellaneous taxes                                         49.9                  70.9

                                                                                     9,462.3              10,054.3
      GAIN FROM OPERATIONS BEFORE DIVIDENDS
     TO POLICYHOLDERS, FEDERAL INCOME TAXES
        AND NET REALIZED CAPITAL LOSSES                                                884.4                 820.5

 DIVIDENDS TO POLICYHOLDERS                                                            398.2                 399.4
 FEDERAL INCOME TAXES--NOTE 1                                                           18.9                 107.1
                                                                       -------------------------------------------
                                                                                       417.1                 506.5
                                                                       -------------------------------------------
       GAIN FROM OPERATIONS BEFORE NET
         REALIZED CAPITAL LOSSES                                                       467.3                 314.0

 NET REALIZED CAPITAL LOSSES--NOTE 5                                                 (  89.8)                (43.6)
                                                                       -------------------------------------------
          NET INCOME                                                                   377.5                 270.4

STATUTORY-BASIS STATEMENTS OF OPERATIONS AND CHANGES IN
POLICYHOLDERS' CONTINGENCY RESERVES--(CONTINUED)

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                                                                   Year ended December 31
                                                                                 1997                  1996
                                                                       -------------------------------------------
                                                                                       (In millions)
Other increases (decreases) in policyholders' contingency
 Reserves:
   Net unrealized capital gains and other
    adjustments--Note 5                                                             $   58.6              $  191.7
   Valuation reserve changes--Note 1                                                     1.4                 (27.5)
   Prior years' federal income taxes                                                 (  35.6)                (28.9)
   Other reserves and adjustments, net                                                (100.2)                (83.1)
                                                                       -------------------------------------------
      NET INCREASE IN POLICYHOLDERS'
        CONTINGENCY RESERVES                                                           301.7                 322.6

  POLICYHOLDERS' CONTINGENCY RESERVES AT BEGINNING OF YEAR                           2,856.1               2,533.5
                                                                       -------------------------------------------
     POLICYHOLDERS' CONTINGENCY
       RESERVES AT END OF YEAR                                                      $3,157.8              $2,856.1
                                                                       ===========================================


The accompanying notes are an integral part of the statutory-basis financial statements.

STATUTORY-BASIS STATEMENTS OF CASH FLOWS

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY


                                                                               Year ended December 31
                                                                              1997                1996
                                                                     ---------------------------------------
                                                                                   (In millions)
Cash flows from operating activities:
 Insurance premiums, annuity considerations and
  deposits                                                                    $  7,518.8           $ 8,120.4
 Net investment income                                                           2,988.7             2,965.5
 Benefits to policyholders and beneficiaries                                   ( 9,030.3)           (8,476.6)
 Dividends paid to policyholders                                              (    394.0)          (   382.6)
 Insurance expenses and taxes                                                 (    815.3)          (   884.1)
 Net transfers from separate accounts                                              896.8               198.2
 Other, net                                                                   (    798.3)          (   602.7)
                                                                     ---------------------------------------
    NET CASH PROVIDED FROM OPERATIONS                                              366.4               938.1
                                                                     ---------------------------------------
Cash flows used in investing activities:
 Bond purchases                                                              (  18,003.6)          ( 7,590.7)
 Bond sales                                                                     13,541.1             2,812.4
 Bond maturities and scheduled redemptions                                       2,927.6             2,241.0
 Bond prepayments                                                                1,096.3             1,223.2
 Stock purchases                                                             (   1,125.7)          (   391.2)
 Proceeds from stock sales                                                         921.7               573.2
 REAL ESTATE PURCHASES                                                       (     243.0)          (   447.7)
 REAL ESTATE SALES                                                                 444.5               382.1
 Other invested assets purchases                                             (     171.1)          (   214.7)
 Proceeds from the sale of other invested assets                                   109.3               183.6
 Mortgage loans issued                                                       (   1,165.8)          ( 1,582.7)
 Mortgage loan repayments                                                        1,176.9             2,247.3
 Other, net                                                                  (     333.8)              205.3
                                                                     ---------------------------------------
    NET CASH USED IN INVESTING ACTIVITIES                                    (     825.6)          (   358.9)
                                                                     ---------------------------------------
Cash flows from financing activities:
 Net (decrease) increase in short-term note payable                          (      16.4)               90.0
 Issuance of REMIC notes payable                                                     0.0               292.0
 Repayment of REMIC notes payable                                            (     216.3)          (    85.2)
                                                                     ---------------------------------------
    NET CASH (USED IN) PROVIDED FROM FINANCING
    ACTIVITIES                                                               (     232.7)              296.8
                                                                     ---------------------------------------
    (DECREASE) INCREASE IN CASH AND
    TEMPORARY CASH INVESTMENTS                                               (     691.9)              876.0
Cash and temporary cash investments at beginning of year                         1,416.7               540.7
                                                                     ---------------------------------------
    CASH AND TEMPORARY CASH INVESTMENTS
    AT END OF YEAR                                                           $     724.8           $ 1,416.7
                                                                     =======================================



The accompanying notes are an integral part of the statutory-basis financial statements.

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES

John Hancock Mutual Life Insurance Company (the Company) provides a broad range of financial services and insurance products. The Company's insurance operations focus principally in three segments: the Retail Sector, which encompasses the Company's individual life, annuity, and long-term care operations; Group Pension, which offers single premium annuity and guaranteed investment contracts through both the general and separate accounts; and Business Insurance, its group life, health, and long-term care operations including administrative services provided to group customers. In addition, through its subsidiaries and affiliates, the Company also offers a wide range of investment management and advisory services and other related products including life insurance products for the Canadian market, sponsorship and distribution of mutual funds, real estate financing and management, and various other financial services. Investments in these subsidiaries and other affiliates are recorded on the statutory equity method.

On February 28, 1997, the Company sold its group accident and health business and related group life business to UNICARE Life & Health Insurance Company (UNICARE), a wholly-owned subsidiary of WellPoint Health Networks Inc. The Company retained its group long-term care operations. Assets equal to liabilities of approximately $562.4 million at February 28, 1997, subject to the completion of a closing audit, were transferred to UNICARE in connection with the sale. The corresponding amount of assets and liabilities at December 31, 1996 was $559.4 million. The gain from operations in both periods was not significant. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement. As a result, the Company has secured a $397 million letter of credit facility with a group of banks led by Morgan Guaranty Trust Company of New York. The banks have agreed to issue a letter of credit to the Company pursuant to which the Company may draw up to $397 million for any claims not satisfied by UNICARE under the coinsurance agreement after the Company has incurred the first $113 million of losses from such claims. The amount available pursuant to the letter of credit agreement and any letter of credit issued thereunder will be automatically reduced on a scheduled basis consistent with the anticipated runoff of liabilities related to the business reinsured under the coinsurance agreement. The letter of credit agreement and any letter of credit issued thereunder are scheduled to expire on March 1, 2002.

The Company is domiciled in the Commonwealth of Massachusetts and licensed in all fifty of the United States, the District of Columbia, Puerto Rico, Guam, the US Virgin Islands, and Canada. The Company distributes its individual products in North America primarily through a career agency system. The career agency system is composed of company-owned, unionized branch offices and independent general agencies. The Company also distributes its individual products through several alternative distribution channels, including banks, brokers/dealers and direct marketing efforts.

The Company markets pension and other investment-related products primarily to sponsors of retirement and savings plans covering employees of private sector companies, and plans covering public employees and collective bargaining unions and non-profit organizations. Products are marketed and sold through a combination of group pension field employee representatives, as well as marketing personnel and investment professionals employed by the Company.

The Company distributes its group benefit products through group representatives, who are John Hancock employees or through intermediaries, in key markets nationwide.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY


NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation:  The financial statements have been prepared using
----------------------
accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and in conformity with the practices of the National Association of Insurance Commissioners (NAIC), which practices differ from generally accepted accounting principles (GAAP).

The significant differences from GAAP include: (1) policy acquisition costs are charged to expense as incurred rather than deferred and amortized over the related premium-paying period; (2) policy reserves are based on statutory mortality, morbidity, and interest requirements without consideration of withdrawals and Company experience; (3) certain assets designated as "nonadmitted assets" are excluded from the balance sheet by direct charges to surplus; (4) reinsurance recoverables are netted against reserves and claim liabilities rather than reflected as an asset; (5) bonds held as available for sale are recorded at amortized cost or market value as determined by the NAIC rather than at fair value; (6) an Asset Valuation Reserve and Interest Maintenance Reserve as prescribed by the NAIC are not calculated under GAAP. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis as incurred and investment valuation allowances are provided when there has been a decline in value deemed other than temporary;
(7) investments in affiliates are carried at their net equity value with changes in value being recorded directly to policyholders' contingency reserves rather than consolidated in the financial statements; (8) no provision is made for the deferred income tax effects of temporary differences between book and tax basis reporting; (9) certain items, including modifications to required policy reserves resulting from changes in actuarial assumptions or increased benefits, are recorded directly to policyholders' contingency reserves rather than being reflected in income; and (10) surplus notes are reported as surplus rather than as liabilities. The effects of the foregoing variances from GAAP have not been determined, but are presumed to be material.

The significant accounting practices of the Company are as follows:

Pending Statutory Standards:  The NAIC currently is in the process of
---------------------------
recodifying statutory accounting practices, the result of which is expected to constitute the only source of prescribed statutory accounting practices. Accordingly, that project, which is expected to be approved by the NAIC in 1998 will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The impact of any such changes on the Company's statutory surplus is not expected to be material.

Revenues and Expenses:  Premium revenues are recognized over the premium-paying
---------------------
period of the policies whereas expenses, including the acquisition costs of new business, are charged to operations as incurred and policyholder dividends are provided as paid or accrued.

Cash and Temporary Cash Investments:  Cash includes currency on hand and demand
-----------------------------------
deposits with financial institutions. Temporary cash investments are short-term, highly-liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Valuation of Assets:  General account investments are carried at amounts
-------------------
determined on the following bases:

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

     Bond and stock values are carried as prescribed by the NAIC; bonds generally at amortized amounts or cost, preferred stocks generally at cost and common stocks at fair value. The discount or premium on bonds is amortized using the interest method.

     Investments in affiliates are included on the statutory equity method.

     Loan-backed bonds and structured securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from broker dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for interest-only securities, which are valued using the prospective method.

     The net interest effect of interest rate and currency rate swap transactions is recorded as an adjustment of interest income as incurred. The initial cost of interest rate cap and floor agreements is amortized to net investment income over the life of the related agreement. Gains and losses on financial futures contracts used as hedges against interest rate fluctuations are deferred and recognized in income over the period being hedged.

     Mortgage loans are carried at outstanding principal balance or amortized cost.

     Investment and company-occupied real estate is carried at depreciated cost, less encumbrances. Depreciation on investment and company-occupied real estate is recorded on a straight-line basis. Accumulated depreciation amounted to $470.5 million and $393.5 million at December 31, 1997 and 1996, respectively.

     Real estate acquired in satisfaction of debt and held for sale, which is classified with investment properties, is carried at the lower of cost or fair value as of the date of foreclosure.

     Policy loans are carried at outstanding principal balance, not in excess of policy cash surrender value.

     Other invested assets, which are classified with other general account assets, include real estate and energy joint ventures and limited partnerships and generally are valued based on the Company's equity in the underlying net assets.

Asset Valuation and Interest Maintenance Reserves:  The Asset Valuation Reserve
-------------------------------------------------
(AVR) is computed in accordance with the prescribed NAIC formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate and other invested assets. The Company makes additional contributions to the AVR in excess of the required amounts to account for potential losses and risks in the investment portfolio when the Company believes such provisions are prudent. Changes to the AVR are charged or credited directly to policyholders' contingency reserves.

The Company also records the NAIC prescribed Interest Maintenance Reserve (IMR) that represents that portion of the after tax net accumulated unamortized realized capital gains and losses on sales of fixed income securities, principally bonds and mortgage loans, attributable to

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

changes in the general level of interest rates. Such gains and losses are deferred and amortized into income over the remaining expected lives of the investments sold. At December 31, 1997, the IMR, net of 1997 amortization of $25.2 million, amounted to $165.6 million which is included in other policy obligations. The corresponding 1996 amounts were $18.9 million and $121.7 million, respectively.

Property and Equipment:  Data processing equipment, which amounted to $30.0
----------------------
million in 1997 and $41.6 million in 1996 and is included in other general account assets, is reported at depreciated cost, with depreciation recorded on a straight-line basis. Nonadmitted furniture and equipment also is depreciated on a straight-line basis. The useful lives of these assets range from three to twenty years. Depreciation expense was $21.8 million in 1997 and $31.0 million in 1996.

Separate Accounts: Separate account assets and liabilities reported in the
-----------------
accompanying statements of financial position represent funds that are separately administered, principally for annuity contracts and variable life insurance policies, and for which the contractholder, rather than the Company, generally bears the investment risk. Separate account obligations are intended to be satisfied from separate account assets and not from assets of the general account. Separate accounts generally are reported at fair value. The operations of the separate accounts are not included in the statement of operations; however, income earned on amounts initially invested by the company in the formation of new separate accounts is included in other income.

Fair Value Disclosure of Financial Instruments:  Statement of Financial
----------------------------------------------
Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments, whether or not recognized in the statement of financial position, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the company. See Note 15.

The methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments are as follows:

  The carrying amounts reported in the statement of financial position for cash and temporary cash investments approximate their fair values.

  Fair values for public bonds are obtained from an independent pricing service. Fair values for private placement securities and publicly traded bonds not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments.

  The fair values for common and preferred stocks, other than subsidiary investments which are carried at equity values, are based on quoted market prices.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

  The fair value for mortgage loans is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the underlying loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations.

  The carrying amounts in the statement of financial position for policy loans approximates their fair value.

  The fair value of interest rate swaps and currency rate swaps is estimated using a discounted cash flow method adjusted for the difference between the rate of the existing swap and the current swap market rate. Discounted cash flows in foreign currencies are converted to U.S. dollars using current exchange rates.

  The fair value for outstanding commitments to purchase long-term bonds and issue real estate mortgages is estimated using a discounted cash flow method incorporating adjustments for the difference in the level of interest rates between the dates the commitments were made and December 31, 1997. The fair value for commitments to purchase real estate approximates the amount of the initial commitment.

  Fair values for the company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for fixed-rate deferred annuities is the cash surrender value, which represents the account value less applicable surrender charges. Fair values for immediate annuities without life contingencies and supplementary contracts without life contingencies are estimated based on discounted cash flow calculations using current market rates.

Capital Gains and Losses:  Realized capital gains and losses are determined
------------------------
using the specific identification basis. Realized capital gains and losses, net of taxes and amounts transferred to the IMR, are included in net income. Unrealized gains and losses, which consist of market value and book value adjustments, are shown as adjustments to policyholders' contingency reserves.

Foreign Exchange Gains and Losses:  Foreign Exchange Gains and Losses are
---------------------------------
reflected as direct credits or charges to policyholders' contingency reserves through unrealized capital gains and losses.

Policy Reserves: Life, annuity, and accident and health benefit reserves are
----------------
developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the commonwealth of Massachusetts division of insurance. Reserves for traditional individual life insurance policies are maintained using the 1941, 1958 and 1980 commissioner's standard ordinary and american experience mortality tables, with assumed interest rates ranging from 2 1/2% to 6%, and using principally the net level premium method for policies issued prior to 1978 and a modified preliminary term method for policies issued in 1979 and later. Annuity and supplementary contracts with life contingency reserves are based principally on modifications of the 1937 standard annuity table, the group annuity mortality tables for 1951, 1971 and 1983, the 1971 individual annuity mortality table and the A-1983 individual annuity mortality table, with interest rates generally ranging from 2% to 8 3/4%.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED

Reserves for deposit administration funds and immediate participation guarantee funds are based on accepted actuarial methods at various interest rates. Accident and health policy reserves generally are calculated using either the two-year preliminary term or the net level premium method based on various morbidity tables.

The statement value and fair value for investment-type insurance contracts are as follows:

                                                  December 31, 1997                     December 31, 1996
                                         ------------------------------------------------------------------------
                                              Statement          Fair            Statement Value       Fair
                                                Value            Value                                 Value
                                         ------------------------------------------------------------------------
                                                                       (In millions)
Guaranteed investment contracts                  $11,499.4        $11,516.8            $11,921.6        $11,943.2
Fixed-rate deferred and
 immediate annuities                               4,289.1          4,290.4              3,909.3          3,886.1
Supplementary contracts without
 life contingencies                                   40.9             42.1                 45.6             46.0
                                         ------------------------------------------------------------------------
                                                 $15,829.4        $15,849.3            $15,876.5        $15,875.3
                                         ========================================================================

Federal Income Taxes:  Federal income taxes are reported in the financial
--------------------
statements based on amounts determined to be payable as a result of operations within the current accounting period. The operations of the Company and its subsidiaries and affiliates are combined in filing a consolidated federal income tax return for the group. The federal income taxes of the Company are determined on a separate return basis with certain adjustments.

Income before taxes differs from taxable income principally due to tax-exempt investment income, dividends-received tax deductions, the limitation placed on the tax deductibility of mutual companies' policyholder dividends, accelerated depreciation, differences in policy and contract liabilities for tax return and financial statement purposes, capitalization of policy acquisition expenses for tax purposes and other adjustments prescribed by the Internal Revenue Code.

When determining its consolidated federal income tax expense, the Company uses a number of estimated amounts that may change when the actual tax return is completed. In addition, the Company must also use an estimated differential earnings rate (DER) to compute the equity tax portion of its federal income tax expense. Because the DER is set by the Internal Revenue Service after completion of the financial statements, a true-up adjustment (i.e., effect of the difference between the estimated and final DER) is necessary.

Amounts for disputed tax issues relating to prior years are charged or credited directly to policyholders' contingency reserves.

Certain subsidiaries acquired by the Company have potential tax loss carryforwards of $14.3 million expiring in 1998. These amounts may be used in the consolidated tax return, but

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 1--NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING PRACTICES--CONTINUED


only to offset future taxable income related to those subsidiaries. The Company made federal tax payments of $146.4 million in 1997 and $309.9 million in 1996.

Adjustments to Policy Reserves and Policyholders' and Beneficiaries' Funds:
--------------------------------------------------------------------------
From time to time, the Company finds it appropriate to modify certain required policy reserves because of changes in actuarial assumptions or increased benefits. Reserve modifications resulting from such determinations are recorded directly to policyholders' contingency reserves. During 1997, the Company refined certain actuarial assumptions inherent in the calculation of reserves related to guaranteed investment contracts and AIDS claims under individual insurance policies resulting in a net $1.4 million increase in policyholders' contingency reserves at December 31, 1997. Similar refinements to the actuarial assumptions inherent in the calculation of reserves related to guaranteed investment contracts were made in 1996 resulting in a $27.5 million decrease in policyholders' contingency reserves at December 31, 1996.

Reinsurance:  Premiums, commissions, expense reimbursements, benefits and
-----------
reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Amounts applicable to reinsurance ceded for future policy benefits, unearned premium reserves and claim liabilities have been reported as reductions of these items.

Guaranty Fund Assessments:  Guaranty fund assessments are accrued when the
-------------------------
Company receives notice that an amount is payable to a guaranty fund.


NOTE 2--SURPLUS NOTES

On February 25, 1994, the Company issued $450 million of surplus notes that bear interest at 7 3/8% and are scheduled to mature on February 15, 2024. The issuance of the surplus notes was approved by the Commonwealth of Massachusetts Division of Insurance and any payment of interest on and principal of the notes may be made only with the prior approval of the Commissioner of the Commonwealth of Massachusetts Division of Insurance.
Surplus notes are reported as part of policyholders' contingency reserves rather than liabilities. Interest of $33.2 million was paid on the notes during each of 1997 and 1996.


NOTE 3--BORROWED MONEY

At December 31, 1997, the Company had a $500 million syndicated line of credit. there are 26 banks who are part of the syndicate which is under the leadership of Morgan Guaranty Trust Company of New York. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement, which terminates on June 30, 2001. the agreement does not contain a material adverse change clause. Under the terms of the agreement, the company is required to maintain certain minimum levels of net worth and comply with certain other covenants. As of December 31, 1997, these covenants were met; however, no amounts had been borrowed under this agreement.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 3--BORROWED MONEY--CONTINUED

In 1995, the Company issued $213.1 million of debt through a real estate mortgage investment conduit (REMIC). As collateral to the debt, the company pledged $1,065.8 million of commercial mortgages to the REMIC trust. In addition, the Company has guaranteed the timely payment of principal and interest on the debt. the debt was issued in two notes of equal amounts. The interest rates on the class A1 and A2 notes are calculated on a floating basis, based on the monthly libor rates plus 22 and 27 basis points, respectively. The libor rates were 5.72% and 5.50%, respectively, at December 31, 1997 and 1996. The class A1 notes were fully repaid on March 25, 1997 and the class A2 notes have a last scheduled payment date of June 25, 1998. The outstanding balances of the notes totaled $42.6 million and $127.9 million at December 31, 1997 and 1996, respectively, and are included in other general account obligations.

In 1996, the Company issued $292.0 million of additional debt through a REMIC (REMIC II). As collateral to the debt, the Company pledged $1,455.4 million of commercial mortgages to the REMIC II Trust. The debt was issued in two notes. The interest rates on the class A1 and A2 notes are calculated on a floating basis, based on the monthly LIBOR rate plus 5 and 19 basis points, respectively. The class A1 notes were fully repaid on December 26, 1997 and the class A2 notes have a last scheduled payment date of July 26, 1999. The outstanding balances of the notes totaled $161.0 million and $292.0 million at December 31, 1997 and 1996, respectively, and are included in other general account obligations.

On December 31, 1997, the Company had outstanding a short-term note of $75.0 million payable to an affiliate at a variable rate of interest. The note, which is included in other general account obligations, was repaid on January 5, 1998.

Interest paid on borrowed money was $19.3 million and $10.4 million during 1997 and 1996, respectively.


NOTE 4--NET INVESTMENT INCOME

Investment income has been reduced by the following amounts:

                                                                            1997               1996
                                                                    --------------------------------------
                                                                                 (In millions)
Investment expenses                                                              $339.6             $333.8
Interest expense                                                                   57.9               48.1
Depreciation on real estate and other invested assets                              76.6               73.3
Real estate and other investment taxes                                             61.5               65.2
                                                                    --------------------------------------
                                                                                 $535.6             $520.4
                                                                    ======================================

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 5--NET CAPITAL GAINS (LOSSES) AND OTHER ADJUSTMENTS

Net realized capital losses consist of the following items:

                                                                             1997                1996
                                                                    ---------------------------------------
                                                                                  (IN MILLIONS)

Net gains from asset sales and foreclosures                                      $ 63.4              $ 81.2
Capital gains tax                                                                 (84.1)              (53.7)
Net capital gains transferred to the IMR                                          (69.1)              (71.1)
                                                                    ---------------------------------------
     Net Realized Capital Losses                                                 $(89.8)             $(43.6)
                                                                    =======================================


Net unrealized capital gains and other adjustments consist of the following items:

                                                                             1997                1996
                                                                    ---------------------------------------
                                                                                  (In millions)
Net gains from changes in security values and book
  value adjustments                                                             $ 159.5              $242.2
Increase in asset valuation reserve                                              (100.9)              (50.5)

      Net Unrealized Capital Gains
                and Other Adjustments                                           $  58.6              $191.7
                                                                    =======================================

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 6--INVESTMENTS

The statement value and fair value of bonds are shown below:

Year ended December 31, 1997
                                                                   GROSS            GROSS
                                             STATEMENT           UNREALIZED       UNREALIZED
                                               VALUE               GAINS            LOSSES         FAIR VALUE
                                           --------------------------------------------------------------------
                                                                       (In millions)
U.S. Treasury securities and obligations
 of U.S. government corporations and
 agencies                                          $   258.9         $    9.3           $  0.0        $   268.2

Obligations of states and political
subdivisions                                           149.6             16.3              0.0            165.9

Debt securities issued by foreign
 governments                                           259.7             53.2              0.1            312.8

Corporate securities                                17,336.1          1,485.9            113.4         18,708.6

Mortgage-backed securities                           4,981.7            115.9             28.3          5,069.3
                                           --------------------------------------------------------------------
Total bonds                                        $22,986.0         $1,680.6           $141.8        $24,524.8
                                           ====================================================================

Year ended December 31, 1996

U.S. Treasury securities and obligations
 of U.S. government corporations and
 agencies                                          $   430.2         $    8.8           $  4.2        $   434.8

Obligations of states and political
 subdivisions                                          175.2              8.8              3.9            180.1

Debt securities issued by foreign
 governments                                           203.5             30.1              0.0            233.6

Corporate securities                                16,902.1          1,083.2            112.6         17,872.7

Mortgage-backed securities                           4,756.0            116.3             54.5          4,817.8
                                           --------------------------------------------------------------------
Total bonds                                        $22,467.0         $1,247.2           $175.2        $23,539.0
                                           ====================================================================

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 6--INVESTMENTS--CONTINUED

The statement value and fair value of bonds at December 31, 1997, by contractual maturity, are shown below. Maturities will differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

                                                                    STATEMENT          FAIR
                                                                     VALUE             VALUE
                                                            --------------------------------------
                                                                         (In millions)
Due in one year or less                                               $ 1,386.4          $ 1,426.6
Due after one year through five years                                   5,809.6            6,079.2
Due after five years through ten years                                  5,465.5            5,867.1
Due after ten years                                                     5,342.8            6,082.6
                                                            --------------------------------------
                                                                       18,004.3           19,455.5
Mortgage-backed securities                                              4,981.7            5,069.3
                                                            --------------------------------------
                                                                      $22,986.0          $24,524.8
                                                            ======================================

Gross gains of $61.5 million in 1997 and $43.8 million in 1996 and gross losses of $86.6 million in 1997 and $27.6 million in 1996 were realized from the sale of bonds.

At December 31, 1997, bonds with an admitted asset value of $19.2 million were on deposit with state insurance departments to satisfy regulatory requirements.

The cost of common stocks was $148.0 million and $136.1 million at December 31, 1997 and 1996, respectively. At December 31, 1997, gross unrealized appreciation on common stocks totaled $139.3 million, and gross unrealized depreciation totaled $30.4 million. The fair value of preferred stock totaled $695.8 million at December 31, 1997 and $451.0 million at December 31, 1996.

The Company participates in a security lending program for the purpose of enhancing income on securities held. At December 31, 1997 and 1996, $217.0 million and $540.5 million, respectively, of the Company's bonds and stocks were on loan to various brokers/dealers, but were fully collateralized by cash and U.S. government securities in an account held in trust for the Company. Such assets reflect the extent of the Company's involvement in securities lending, not the Company's risk of loss.

Mortgage loans with outstanding principal balances of $71.7 million, bonds with amortized cost of $98.9 million and real estate with depreciated cost of $18.0 million were nonincome producing for the twelve months ended December 31, 1997.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 6--INVESTMENTS--CONTINUED

Restructured commercial mortgage loans aggregated $314.3 million and $385.8 million as of December 31, 1997 and 1996, respectively. The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:

                                                            Year ended December 31
                                                           1997               1996
                                                   --------------------------------------
                                                                (In millions)
Expected                                                         $33.8              $46.3
Actual                                                            24.9               29.1

Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

At December 31, 1997, the mortgage loan portfolio was diversified by geographic region and specific collateral property type as displayed below. The Company controls credit risk through credit approvals, limits and monitoring procedures.


                                       Statement                                             Statement
          Property Type                  Value              Geographic Concentration           Value
------------------------------------------------------------------------------------------------------------
                                     (In millions)                                           (In millions)
Apartments                                  $1,677.7   East North Central                           $  891.5
Hotels                                         186.7   East South Central                              163.4
Industrial                                     858.1   Middle Atlantic                               1,410.2
Office buildings                             1,748.7   Mountain                                        362.2
Retail                                       1,609.4   New England                                     836.9
1-4 Family                                       6.0   Pacific                                       1,770.6
Agricultural                                 1,426.5   South Atlantic                                1,475.4
Other                                          338.1   West North Central                              260.1
                                                       West South Central                              613.1
                                                       Other                                            67.8
                                 -------------------                                     -------------------
                                            $7,851.2                                                $7,851.2
                                 ===================                                     ===================

At December 31, 1997, the fair values of the commercial and agricultural mortgage loan portfolios were $6.7 billion and $1.5 billion, respectively. The corresponding amounts as of December 31, 1996 were approximately $6.6 billion and $1.8 billion, respectively.

The maximum and minimum lending rates for mortgage loans during 1997 were 18.0% and 7.66% for agricultural loans, 10.0% and 7.19% for other properties, and 7.27% and 7.25% for purchase money mortgages. Generally, the percentage of any loan to the value of security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, is 75%. For city mortgages, fire insurance is carried on all commercial and residential properties at least equal to the excess of

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 6--INVESTMENTS--CONTINUED

the loan over the maximum loan which would be permitted by law on the land without the building, except as permitted by regulations of the Federal Housing Commission on loans fully insured under the provisions of the National Housing Act. For agricultural mortgage loans, fire insurance is not normally required on land based loans except in those instances where a building is critical to the farming operation. Fire insurance is required on all agri-business facilities in an aggregate amount equal to the loan balance.


NOTE 7--REINSURANCE

Premiums, benefits and reserves associated with reinsurance assumed in 1997 were $787.1 million, $386.6 million, and $7.5 million, respectively. The corresponding amounts in 1996 were $742.0 million, $317.8 million, and $14.2 million, respectively.

The company cedes business to reinsurers to share risks under life, health and annuity contracts for the purpose of reducing exposure to large losses. Premiums, benefits and reserves ceded to reinsurers in 1997 were $801.8 million, $767.9 million and $594.9 million, respectively. The corresponding amounts in 1996 were $304.0 million, $217.0 million and $251.2 million, respectively.

Premiums, benefits, and reserves ceded related to the business sold in 1997, included in the amounts above, were $487.4 million, $503.3 million, and $247.9 million, respectively, at december 31, 1997.

Amounts recoverable on paid claims and funds withheld from reinsurers were as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                           1997               1996
                                                                   --------------------------------------
                                                                                (In millions)
     Reinsurance recoverables                                                    $12.5              $26.5
     Funds withheld from reinsurers                                               35.1               23.4

The Company has a coinsurance agreement with another insurer to cede 100% of its individual disability business. Reserves ceded under this agreement, included in the amount shown above, were $236.3 million at December 31, 1997 and $226.4 million at December 31, 1996.

John Hancock Variable Life Insurance Company (Variable Life, a wholly-owned affiliate) has a modified coinsurance agreement with the Company to reinsure 50% of variable life's 1994 through 1997 issues of flexible premium variable life insurance and scheduled premium variable life insurance policies. In connection with this agreement, the Company transferred $22.0 million and $24.5 million of cash for tax, commission, and expense allowances to Variable Life, which decreased the Company's net gain from operations by $10.1 million and $15.7 million in 1997 and 1996, respectively.

Variable Life has a modified coinsurance agreement with the Company to reinsure 50% of Variable Life's 1995 through 1997 issues of certain retail annuity contracts (Independence Preferred and Declaration). In connection with this agreement, the company received $1.1 million in 1997 and transferred $35.0 million in 1996 of cash for surrender benefits, tax, reserve increase, commission,

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 7--REINSURANCE--CONTINUED

expense allowances and premium. This agreement decreased the Company's net gain from operations by $9.8 million and $15.1 million in 1997 and 1996, respectively.

Effective January 1, 1997, Variable Life entered into a stop-loss agreement with the Company to reinsure mortality claims in excess of 110% of expected mortality claims in 1997 for all policies that are not reinsured under any other indemnity agreement. In connection with the agreement, the Company transferred $2.4 million of cash for mortality claims to Variable Life, which decreased the Company's net gain from operations by $1.3 million in 1997.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the insurer.

Neither the Company, nor any of its related parties, control, either directly or indirectly, any external reinsurers with which the Company conducts business.
No policies issued by the Company have been reinsured with a foreign company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits. The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 1997 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.


NOTE 8--BENEFIT PLANS

The Company provides retirement benefits to substantially all employees and general agency personnel. These benefits are provided through both defined benefit and defined contribution pension plans. Pension benefits under the defined benefit plans are based on years of service and average compensation generally during the five years prior to retirement. Benefits related to the Company's defined benefit pension plans paid to employees and retirees covered by annuity contracts issued by the Company amounted to $89.7 million in 1997 and $84.4 million in 1996. The Company's funding policy for qualified defined benefit plans is to contribute annually an amount in excess of the minimum annual contribution required under the Employee Retirement Income Security Act (ERISA). This amount is limited by the maximum amount that can be deducted for federal income tax purposes. The funding policy for nonqualified defined benefit plans is to contribute the amount of the benefit payments made during the year. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities.

Defined contribution plans include The Investment Incentive Plan (TIP) and the Savings and Investment Plan (SIP). Employees are eligible to participate in TIP after one year of service and

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 8--BENEFIT PLANS--CONTINUED

May contribute up to the lesser of 15% of their salary or $9,500 annually to the plan. The company matches the first 2% of pre-tax contributions and makes an additional annual profit sharing contribution for employees who have completed at least two years of service. Through sip, marketing representatives, sales managers and agency managers are eligible to contribute up to the lesser of 13% of their salary or $9,500. The Company matches the first 3% of pretax contributions for marketing representatives and the first 2% of pretax contributions for sales managers and agency managers. The Company makes an annual profit sharing contribution of up to 1% for sales managers and agency managers who have completed at least two years of service.

The Company provides additional compensation to employees based on achievement of annual and long-term corporate financial objectives.

Pension (benefit) expense is summarized as follows:

                                                                              YEAR ENDED DECEMBER 31
                                                                             1997                1996
                                                                    ---------------------------------------
                                                                                  (In millions)
Defined benefit plans:
 Service cost--benefits earned during the period                               $   30.7             $  32.4
 Interest cost on the projected benefit obligation                                109.3               107.4
 Actual return on plan assets                                                    (177.7)             (225.1)
 Net amortization and deferral                                                     23.7                85.0
                                                                    ---------------------------------------
                                                                                 ( 14.0)             (  0.3)

Defined contribution plans                                                          6.2                21.4
                                                                    ---------------------------------------
Total pension (benefit) expense                                                $(   7.8)            $  21.1
                                                                    =======================================


Assumptions used in accounting for the defined benefit pension plans were as follows:

                                                                            1997                1996
                                                                   ---------------------------------------
Discount rate                                                                     7.00%               7.25%
Weighted rate of increase in compensation levels                                  4.80%               4.80%
Expected long-term rate of return on assets                                       8.50%               8.50%

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 8--BENEFIT PLANS--CONTINUED

The following table sets forth the funded status and actuarially determined amounts related to the Company's defined benefit pension plans:

                                                                             YEAR ENDED DECEMBER 31
                                                                            1997                1996
                                                                   ---------------------------------------
                                                                                 (In millions)
Actuarial present value of benefit obligations:
   Vested benefit obligation                                                 $(1,462.2)          $(1,344.8)
                                                                   =======================================

   Accumulated benefit obligation                                            $(1,507.6)          $(1,387.7)
                                                                   =======================================

Projected benefit obligation                                                 $(1,704.0)          $(1,582.4)
Plan assets fair value                                                         1,877.7             1,787.6
                                                                   ---------------------------------------
Excess of plan assets over projected benefit
  obligation                                                                     173.7               205.2

Unrecognized net gain                                                        (   101.7)          (   176.1)

Prior service cost not yet recognized in net
  periodic pension cost                                                           29.6                42.8

Unrecognized net asset, net of amortization                                 (     93.2)          (    95.9)
                                                                   ---------------------------------------

Net pension asset (liability)                                                $     8.4          $(    24.0)
                                                                   =======================================


Since 1988, the Massachusetts Division of Insurance has provided the Company with approval to recognize the pension plan prepaid expense, if any, in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 9--OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the company's defined benefit pension plans, the Company has employee welfare plans for medical, dental, and life insurance covering most of its retired employees and general agency personnel. Substantially all employees may become eligible for these benefits if they reach retirement age while employed by the Company. The postretirement health care and dental coverages are contributory based on service for post January 1, 1992 non-union retirees. A small portion of pre-January 1, 1992 non-union retirees also contribute. The applicable contributions are based on service.

In 1993, the Company changed its method of accounting for the costs of its retiree benefit plans to the accrual method and elected to amortize its transition liability for retirees and fully eligible or vested employees over twenty years.

Since 1993, the Company funded a portion of the postretirement obligation. The Company's policy is to fund postretirement benefits for non-union employees to the maximum amount that can be deducted for federal income tax purposes and to fund the benefits for union employees, which are fully tax qualified, at sufficient amounts so that the total accrued liability related to postretirement benefits is zero. As of December 31, 1997, plan assets related to non-union employees were comprised of an irrevocable health insurance contract to provide future health benefits to retirees while plan assets related to union employees were comprised of approximately 70% equity securities and 30% fixed income investments.

The following table shows the plans' combined funding status for vested benefits reconciled with the amounts recognized in the Company's statements of financial position.

                                                                          DECEMBER 31
                                                            1997                                1996
                                           -----------------------------------------------------------------------
                                                 MEDICAL                             MEDICAL
                                                   AND               LIFE              AND               LIFE
                                                  DENTAL          INSURANCE           DENTAL          INSURANCE
                                                  PLANS             PLANS             PLANS             PLANS
                                           -----------------------------------------------------------------------
                                                                         (In millions)
Accumulated postretirement benefit
    obligation:
    Retirees                                         $(228.8)         $(  95.7)          $(234.2)          $(100.6)
    Fully eligible active plan participants          (  38.7)          (  17.9)          (  46.4)          (  19.4)
                                           -----------------------------------------------------------------------
                                                      (267.5)           (113.6)           (280.6)           (120.0)

Plan assets at fair value                              172.7               0.0             132.4               0.0
                                           -----------------------------------------------------------------------
Accumulated postretirement benefit
    obligation in excess of plan assets              (  94.8)           (113.6)           (148.2)           (120.0)
Unrecognized prior service cost                         14.9               4.8              16.7               5.3
Unrecognized prior net gain                           (122.8)         (    4.2)          (  93.0)              4.0
Unrecognized transition obligation                     240.7              75.0             256.8              78.4
                                           -----------------------------------------------------------------------

Accrued postretirement benefit cost                  $  38.0         $(   38.0)          $  32.3          $   32.3)
                                           =======================================================================

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 9--OTHER POSTRETIREMENT BENEFIT PLANS--CONTINUED

Net postretirement benefits costs for the years ended December 31, 1997 and 1996 were $40.8 million and $47.4 million, respectively, and include the expected cost of such benefits for newly eligible or vested employees, interest cost, and amortization of the transition liability.

Net periodic postretirement benefits cost included the following components:

                                                                         DECEMBER 31
                                                           1997                               1996
                                           ----------------------------------------------------------------------
                                                 MEDICAL                            MEDICAL
                                                   AND              LIFE              AND              LIFE
                                                  DENTAL          INSURANCE          DENTAL          INSURANCE
                                                  PLANS             PLANS            PLANS             PLANS
                                           ----------------------------------------------------------------------
                                                                        (In millions)
Eligibility cost                                      $  6.9             $ 1.6           $  7.1             $ 1.8
Interest cost                                           17.8               7.6             19.8               8.3
Actual return on plan assets                           (31.0)              0.0            (15.9)              0.0
Net amortization and deferral                           32.8               5.1             20.9               5.4


Net periodic postretirement benefit cost              $ 26.5             $14.3           $ 31.9             $15.5
                                           ======================================================================

The discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1997 was 7.0% (7.25% for 1996). The expected long-term rates of return on plan assets were 8.5% and 7.0% at December 31, 1997 and 1996, respectively. The annual assumed rate of increase in the health care cost trend rate for the medical coverages is 5.75% for 1998 (8.0% was assumed for 1997) and is assumed to decrease gradually to 5.00% in 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post retirement benefit obligation for the medical coverages as of December 31, 1997 by $26.2 million and the aggregate of the eligibility and interest cost components of net periodic postretirement benefit cost by $3.0 million for 1997 and $2.9 million for 1996.

Postretirement welfare benefits for non-vested employees are not reflected in the above expenses or accumulated postretirement benefit obligations. As of December 31, 1997, the accumulated postretirement benefit obligations for non-vested employees amounted to $49.5 million for medical and dental plans and $10.4 million for life insurance plans. The corresponding amounts as of December 31, 1996 were $69.4 million and $10.7 million, respectively.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 10--AFFILIATES

The Company has subsidiaries and affiliates in a variety of industries including domestic and foreign life insurance and domestic property casualty insurance, real estate, mutual funds, investment brokerage and various other financial services entities.

Total assets of unconsolidated affiliates amounted to $12.4 billion at December 31, 1997 and $9.6 billion at December 31, 1996; total liabilities amounted to $11.1 billion at December 31, 1997 and $8.5 billion at December 31, 1996; and total net income was $184.8 million in 1997 and $193.0 million in 1996.

During 1996, the Company sold certain of its affiliates including its ongoing property and casualty business and its broker-dealer operations to realign its business objectives.

The Company customarily engages in transactions with its unconsolidated affiliates, including the cession and assumption of certain insurance business under the terms of established reinsurance agreements. Various services are performed by the Company for certain affiliates for which the Company is reimbursed on the basis of cost. Certain affiliates have entered into various financial arrangements relating to borrowings and capital maintenance under which agreements the Company would be obligated in the event of nonperformance by an affiliate (see Note 14).

The Company received dividends of $65.9 million and $9.4 million in 1997 and 1996, respectively, from unconsolidated affiliates.


NOTE 11--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. Those instruments include swaps, caps, floors, and future contracts.

The Company enters into interest rate swap contracts for the purpose of converting the interest rate characteristics (fixed or variable) of certain investments to match those of related insurance liabilities. Maturities of current agreements range from 1998 to 2026. These swaps involve, to varying degrees, interest rate risk in excess of amounts recognized in the statements of financial position.

The Company enters into interest rate cap and floor contracts to manage exposure on underlying security values due to a rise in interest rates. Maturities of current agreements range through 2007.

The Company also uses financial futures contracts to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. The contract or notional amounts of the contracts represent the extent of the Company's involvement but not the future cash requirements, as the Company intends to close the open positions prior to settlement. Net deferred losses on future contracts were $6.4 million and $0.5 million at December 31, 1997 and 1996, respectively.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 11--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK--CONTINUED

The Company enters into currency rate swap agreements to manage exposure to foreign exchange rate fluctuations. Maturities of current agreements range through 2009. Should the counterparty fail to meet the terms of the contract, the Company's market risk is limited to the currency rate differential.

The contract or notional amount of the foregoing financial instruments, which indicates the Company's involvement and, in certain instances, maximum credit risk related to those instruments, is as follows:

                                                                                  December 31
                                                                            1997               1996
                                                                    --------------------------------------
                                                                                 (In millions)
Futures contracts to purchase securities                                       $  154.0           $  117.6
                                                                    ======================================

Futures contracts to sell securities                                           $  414.2           $  136.4
                                                                    ======================================

Notional amount of interest rate swaps, interest rate swaptions, currency rate swaps, interest rate caps and interest rate floors to:

   Receive variable rates                                                      $5,043.7           $3,822.8
                                                                    ======================================

   Receive fixed rates                                                         $2,596.7           $2,912.5
                                                                    ======================================

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. The Company continually monitors its positions and the credit ratings of the counterparties to these financial instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would not be material.

Based on market rates in effect at December 31, 1997, the Company's interest rate swaps, currency rate swaps, interest rate caps, and interest rate floors represented (assets) liabilities to the Company with fair values of $58.3 million, $9.7 million, $(0.6) million and $(0.4) million, respectively. The corresponding amounts as of December 31, 1996 were $16.4 million, $41.1 million, $(0.6) million and $(0.1) million, respectively. The fair values of the swap agreements are not recognized in the financial statements.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 12--LEASES

The Company leases office space and furniture and equipment under various operating leases including furniture and equipment leased under a series of sales-leaseback agreements with a nonaffiliated organization. Rental expense for all operating leases totaled $27.4 million in 1997 and $32.1 million in 1996. Future minimum rental commitments under noncancellable operating leases for office space and furniture and equipment are as follows:

                                                                              DECEMBER 31, 1997
                                                                   -------------------------------------
                                                                                (IN MILLIONS)
         1998                                                                                      $19.5
         1999                                                                                       17.0
         2000                                                                                       14.5
         2001                                                                                       11.5
         2002                                                                                        8.1
         THEREAFTER                                                                                 12.2
                                                                   -------------------------------------

         TOTAL MINIMUM PAYMENTS                                                                    $82.8
                                                                   =====================================


NOTE 13--POLICY RESERVES, POLICYHOLDERS' AND BENEFICIARIES' FUNDS AND OBLIGATIONS RELATED TO SEPARATE ACCOUNTS

The Company's annuity reserves and deposit fund liabilities and related separate account liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:


                                                                  DECEMBER 31, 1997           PERCENT
                                                            ----------------------------------------------
                                                                    (In millions)

Subject to discretionary withdrawal (with adjustment):
   With market value adjustment                                              $ 3,881.6                10.5%
   At book value less surrender charge                                         2,881.4                 7.8
                                                            ----------------------------------------------
   Total with adjustment                                                       6,763.0                18.3
   Subject to discretionary withdrawal (without
     adjustment) at book value                                                 3,574.2                 9.6
   Subject to discretionary withdrawal - separate
     accounts                                                                 13,455.3                36.3
Not subject to discretionary withdrawal:
    General account                                                           11,996.1                32.4
    Separate accounts                                                          1,274.1                 3.4
                                                            ----------------------------------------------
Total annuity reserves, deposit fund liabilities and
separate accounts--before reinsurance                                         37,062.7               100.0%
                                                                                                     =====
Less reinsurance ceded                                                             0.0
                                                            --------------------------
Net annuity reserves, deposit fund liabilities and
  separate accounts                                                          $37,062.7
                                                            ==========================

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 13-- POLICY RESERVES, POLICYHOLDERS' AND BENEFICIARIES' FUNDS AND OBLIGATIONS RELATED TO SEPARATE ACCOUNTS--CONTINUED

Any liquidation costs associated with the $13.5 billion of separate accounts subject to discretionary withdrawal are sustained by the separate account contractholders and not by the general account.


NOTE 14--COMMITMENTS AND CONTINGENCIES

The Company has extended commitments to purchase long-term bonds, preferred and common stocks, and real estate and issue real estate mortgages totaling $693.6 million, $27.6 million, $122.3 million and $467.2 million, respectively, at December 31, 1997. If funded, loans related to real estate mortgages would be fully collateralized by related properties. The company monitors the credit worthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The estimated fair value of the commitments described above is $1.3 billion at December 31, 1997. The majority of these commitments expire in 1998.

The Company has contingent liabilities, pursuant to guarantee agreements issued in connection with real estate joint ventures, in the amount of $43.3 million.

During 1996, the Company entered into a credit support and collateral pledge agreement with the Federal National Mortgage Association (FNMA). Under the agreement, the Company sold $532.8 million of commercial mortgage loans and acquired an equivalent amount of FNMA securities. The Company completed similar transactions with FNMA in 1991 for $1.042 billion and in 1993 for $71.9 million. FNMA is guarantying the full face value of the bonds of the three transactions to the bondholders. However, the Company has agreed to absorb the first 12.25% of the principal and interest losses (less buy-backs) for the pools of loans involved in the three transactions, based on the total outstanding principal balance of $1.036 billion as of July 1, 1996, but is not required to commit collateral to support this loss contingency. At December 31, 1997, the aggregate outstanding principal balance of all the remaining pools of loans from 1991, 1993, and 1996 is $672.0 million.

Historically, the Company has experienced losses of less than one percent on its multi-family mortgage portfolio. Mortgage loan buy-backs required by the FNMA in 1997 and 1996 amounted to $4.1 million and $3.4 million, respectively.

During 1996, the Company entered into a credit support and collateral pledge agreement with the Federal Home Loan Mortgage Corporation (FHLMC). Under the agreement, the Company sold $535.3 million of multi-family loans and acquired an equivalent amount of FHLMC securities. FHLMC is guarantying the full face value of the bonds to the bondholders. However, the Company has agreed to absorb the first 10.5% of original principal and interest losses (less buy-backs) for the pool of loans involved but is not required to commit collateral to support this loss contingency. Historically, the Company has experienced total losses of less than one percent on its multi-family loan portfolio. At December 31, 1997, the aggregate outstanding principal balance of the pools of loans was $500.8 million. There were no mortgage loans buy-backs in 1997 and 1996.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 14--COMMITMENTS AND CONTINGENCIES--CONTINUED

The Company has a support agreement with Variable Life under which the Company agrees to continue directly or indirectly to own all of Variable Life's common stock and maintain Variable Life's net worth at not less than $1 million.

The Company has a support agreement with John Hancock Capital Corporation
(JHCC), a non-consolidated wholly-owned subsidiary, under which the Company agrees to continue directly or indirectly to own all of JHCC's common stock and maintain JHCC's net worth at not less than $1 million. JHCC's outstanding borrowings as of December 31, 1997 were $351.1 million for short-term borrowings and $163.2 million for notes payable.

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position.

In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 1997. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

During 1997, the Company entered into a court approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The Company has established a litigation reserve in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement. The reserve has been charged, net of the related tax effect, directly to policyholders' contingency reserves of the Company. Given the uncertainties associated with estimating the reserve, it is possible that the final cost of the settlement could be different from the amounts presently provided for by the Company. However, the Company does not believe that the ultimate resolution of the settlement will have a material adverse effect on the Company's financial position.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 15--FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments:

                                                                           Year ended December 31
                                                                  1997                               1996
                                                  ---------------------------------------------------------------------
                                                       Carrying            Fair           Carrying            Fair
                                                        Amount            Value            Amount            Value
                                                  ---------------------------------------------------------------------
                                                                               (In millions)
Assets
   Bonds--Note 6                                          $22,986.0        $24,524.8         $22,467.0        $23,539.0
   Preferred stocks--Note 6                                   640.6            695.8             416.2            451.0
   Common stocks--Note 6                                      256.9            256.9             249.8            249.8
   Mortgage loans on real estate--Note 6                    7,851.2          8,215.9           7,964.0          8,400.2
   Policy loans--Note 1                                     1,577.3          1,577.3           1,589.3          1,589.3
   Cash and cash equivalents--Note 1                          724.8            724.8           1,416.7          1,416.7

Liabilities
   Guaranteed investment contracts--Note 1                 11,499.4         11,516.8          11,921.6         11,943.2
   Fixed rate deferred and immediate
     annuities--Note 1                                      4,289.1          4,290.4           3,909.3          3,886.1
   Supplementary contracts without
     life contingencies--Note 1                                40.9             42.1              45.6             46.0

Derivatives liabilities relating to:--Note 11
Interest rate swaps                                               -             58.3                 -             16.4
Currency rate swaps                                               -              9.7                 -             41.1
Interest rate caps                                                -             (0.6)                -             (0.6)
Interest rate floors                                              -             (0.4)                -             (0.1)
                                                                                                     -
Commitments--Note 14                                              -          1,332.3                 -          1,095.7

The carrying amounts in the table are included in the statutory-basis statements of financial position. The methods and assumptions utilized by the Company in estimating its fair value disclosures are described in Note 1.


NOTE 16--IMPACT OF YEAR 2000 (UNAUDITED)

The Company has developed a plan to modify or replace significant portions of its computer information and automated technologies so that its systems will function properly with respect to the dates in the year 2000 and thereafter. The Company presently believes that with modifications to existing systems and conversions to new technologies, the year 2000 will not pose significant operational problems for its computer systems. However, if certain modifications and conversions are not made, or are not completed timely, the year 2000 issue could have an adverse impact on the operations of the Company.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

NOTE 16--IMPACT OF YEAR 2000 (UNAUDITED)--CONTINUED

The Company as early as 1994 had begun assessing, modifying and converting the software related to its significant systems and has initiated formal communications with its significant business partners and customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own year 2000 issues. While the Company is developing alternative third party processing arrangements as it deems appropriate, there is no guarantee that the systems of other companies on which the Company's systems rely will be converted timely or will not have an adverse effect on the Company's systems.

The Company expects the project to be substantially complete by early 1999 and expects the incremental cost to be between $35 million and $45 million. The cost of the project and the date on which the Company believes it will complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results may differ materially from those anticipated.

                         HYPOTHETICAL ILLUSTRATIONS OF
                    DEATH BENEFITS AND CASH SURRENDER VALUES

      The two illustrations that follow show how the Death Benefit and Cash Surrender Value change with the investment experience of the Separate Account. They are not projections of values; they are intended to show how a Certificate works. They are "hypothetical" because they are based upon several assumptions, as described below. Both illustrations assume that a Certificate with a Face Amount of $100,000 has been bought by a 40-year old Covered Person. The illustrations assume that a premium of $1,200 is paid at issuance and annually on each Certificate Anniversary.

      The first illustration assumes that a 2.85% charge is deducted for charges attributable to premiums and that current cost of insurance, mortality and expense risk charges of 0.45% per year, and maintenance charges of $2.00 will continue for the indefinite future. It assumes that the Covered Person is in a risk class that has current standardized cost of insurance charges equal to rates shown on Table 1 under Section 79 of the Internal Revenue Code. It also assumes that no surrender charge will be payable. The monthly maintenance charge assumed applies to Certificates that do not involve any direct billing by John Hancock. See "CHARGES DEDUCTED FROM CASH VALUE OR SUBACCOUNTS."

      The second illustration is based upon the same assumptions, except it is assumed that the maximum amount for charges attributable to premiums and for cost of insurance, mortality and expense risk charges, and maintenance charges permitted by this Prospectus have been deducted throughout the life of the Certificate. It assumes that the Covered Person is in a risk class that has maximum guaranteed cost of insurance charges equal to the maximum rates that could be charged, which are 150% of the 1980 Commissioner's Standard Ordinary Mortality Table (Male), Age Last Birthday (the "1980 CSO Table"). It also assumes that a surrender charge of $25.00 will be payable.

      Although John Hancock may pay Dividends under some Group Plans , neither illustration reflects the payment of Dividends. See "DIVIDENDS."

      Another assumption is that the Cash Value has been invested in equal amounts in each of the Funds. Finally, there are three assumptions, shown separately, about the average investment performance of the Funds. The first is that there will be a uniform zero percent gross rate of return; that is, the average Cash Value uniformly will be adversely affected by very unfavorable investment performance. The other two assumptions are that investment performance will be at a uniform gross annual rate of 6% and 12%. These are assumptions; actual returns will fluctuate from year to year. Nevertheless, these tables help show how the Cash Surrender Value and the Death Benefit change with investment experience.

   The first column in the following illustrations shows the Certificate Year. The second column, to provide context, shows what the aggregate amount would be if the assumed premiums had been invested in a savings account paying a 6% effective annual rate. Of course, if that were the case, there would be no life insurance protection. The next three columns show the Death Benefit payable in each of the years shown for the three different assumed investment returns.
Note that a gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of income and capital appreciation of the Funds before any reduction is made for investment management fees or other Fund expenses. The net return reflects an average total annual expense ratio of the Funds of [0.XX%], and the daily deduction from Cash Value of 0.45% per year for the first table, which is based on current mortality and expense risk charges, and 0.90% per year for the second table, which is based on maximum mortality and expense risk charges. Thus, assuming maximum charges, gross returns of 0%, 6%, and 12% are the equivalent of net returns of - [X.XX%, X.XX%, AND X.XX%,] respectively.

   The amounts shown assume that there has been no loan or withdrawal.

   Upon request, John Hancock will provide comparable hypothetical illustrations for a Certificate reflecting the proposed Covered Person's age, risk class, proposed Face Amount of insurance, and proposed premium payments.


                   [HYPOTHETICAL ILLUSTRATIONS WILL GO HERE.]

                                    PART II

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                       REPRESENTATION OF REASONABLENESS

      John Hancock Mutual Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     UNDERTAKING REGARDING INDEMNIFICATION

      Pursuant to Article 9 of John Hancock's Bylaws and Section 67 of the Massachusetts Business Corporation Law, John Hancock indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of John Hancock.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following Papers and Documents:

      The facing sheet.

      Cross-Reference Table.

      The prospectus consisting of 92 pages.

      The undertaking to file reports.

      The undertaking regarding indemnification.

      The signatures.

      The following exhibits:

1.A.(1)   John Hancock Board Resolution establishing the separate account.

    (2)   Not Applicable

    (3) (a) Form of Distribution Agreement by and among John Hancock Distributors, Inc., John Hancock Mutual Life Insurance Company, and John Hancock Variable Life Insurance Company, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

          (b) Specimen Variable Contracts Selling Agreement between John Hancock Distributors, Inc., and selling broker-dealers, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

          (c) Schedule of sales commissions (To be filed by amendment.)

    (4)   Not Applicable

    (5) Form of group variable universal life insurance master policy and certificate.

    (6) Charter and By-Laws of John Hancock Mutual Life Insurance Company, previously filed electronically on April 19, 1996.

    (7)   Not Applicable.

    (8)   Not Applicable.

    (9)   Not Applicable.

    (10)  Form of application for Policy. (To be filed by amendment.)

2.  Included as exhibit 1.A (5) above

3.  Opinion and consent of counsel as to securities being registered.

4.  Not Applicable

5.  Not Applicable

6.  Opinion and consent of actuary. (To be filed by amendment.)

7.  Consent of independent auditors. (To be filed by amendment.)

8. Memorandum describing John Hancock's issuance, transfer and redemption procedures for the policy pursuant to Rule 6e-3(T)(b)(12)(iii). (To be filed by amendment.)

9. Power of attorney for Robert J. Tarr. Powers of attorney for Bodman, Gifford, Boyan, Morton, Magee, Connors, Brown, Booth, Vappi, Staley, D'Alessandro, Fast, Aborn, Bok, Feldstein, Fish, Syron and Hawley, previously filed electronically on April 19, 1996.

10. (Not applicable.)

-------------------------------------------

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the John Hancock Mutual Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 17th day of April, 1998.

                                         JOHN HANCOCK MUTUAL LIFE
                                         INSURANCE COMPANY

(SEAL)

                                      By  STEPHEN L. BROWN
                                        ---------------------------------
                                          Stephen L. Brown
                                          Chairman of the Board and
                                          Chief Executive Officer



Attest:  RONALD J. BOCAGE
         --------------------------
         Ronald J. Bocage
         Vice President and Counsel

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with John Hancock Mutual Life Insurance Company and on the dates indicated.


  SIGNATURE                        TITLE                             DATE
  ---------                        -----                             ----

THOMAS E. MOLONEY      Executive Vice President
-----------------      and Chief Financial Officer
Thomas E. Moloney      (Principal Financial Officer)            April 17, 1998



JANET A. PENDLETON     Vice President/Controller
------------------     (Principal
Janet A. Pendleton     Accounting Officer)                      April 17, 1998





STEPHEN L. BROWN       Chairman of the Board and
----------------       Chief Executive Officer
Stephen L. Brown       (Principal Executive Officer)
for himself and as
Attorney-in-Fact                                                April 17, 1998




FOR: Foster L. Aborn            Vice Chairman of the Board
     William L. Boyan           Vice Chairman of the Board
     David F. D'Alessandro      President, Chief Operating Officer & Director

     Nelson S. Gifford          Director    E. James Morton         Director
     John F. Magee              Director    Joan T. Bok             Director
     John M. Connors            Director    Robert E. Fast          Director
     Robert J. Tarr, Jr.        Director    Samuel W. Bodman        Director
     C. Vincent Vappi           Director    Lawrence K. Fish        Director
     Richard F. Syron           Director    Kathleen F. Feldstein   Director
     I. MacAllister Booth       Director
     Michael C. Hawley          Director

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Mutual Variable Life Insurance Account G, certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 17th day of April, 1998.



             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT G
                                  (Registrant)

                 By John Hancock Mutual Life Insurance Company
                                  (Depositor)



(SEAL)



                                 By  STEPHEN L. BROWN
                                   ---------------------------------
                                     Stephen L. Brown
                                     Chairman of the Board and
                                     Chief Executive Officer



Attest:    RONALD J. BOCAGE
           --------------------------
           Ronald J. Bocage
           Vice President and Counsel